
3 DEF
6 MNO
JKL
9 WXY
TUV
ENTER

NCR Corporation 2001 Annual Report

NCR

REVENUE


data warehousing
financial self service
retail store automation
systemedia
payment and imaging
other
1999
2000
2001

RESULTS OF OPERATIONS[1]

year ended december 31

dollars in millions, except per share amounts

	1999	2000	**2001**
revenue	$ 6,196	$ 5,959	**$ 5,917**
cost of revenue	4,298	4,054	**4,117**
selling, general and administrative expenses	1,354	1,327	**1,273**
research and development expenses	341	308	**293**
operating income	203	270	**234**
other expense (income), net	(59)	(70)	**21**
net income	162	229	**142**
earnings per diluted share	$ 1.61	$ 2.34	**$ 1.43**

[1]For comparability purposes, this financial information excludes: the provision for loans and receivables related to Credit Card Center (CCC); a charge for an environmental matter; acquisition-related in-process research and development and integration charges; the cumulative effect of an accounting change; the benefit from a favorable resolution of international tax issues; restructuring and other related charges; significant gains from asset sales; and, a favorable impact from a tax valuation allowance release (see Notes 1, 2, 5, 8 and 9 of Notes to Consolidated Financial Statements). Including these items, net income per diluted share would have been $3.35, $1.82 and $2.18, in 1999, 2000 and 2001, respectively (see Consolidated Statements of Income).

TABLE OF CONTENTS



OVERVIEW

To be successful in today's networked economy, businesses must embrace a fundamental change from technology intended for information collection to technology aimed at developing relationships. NCR is a global leader in providing technologies designed to enhance interaction among customers, suppliers, partners and employees – not just process data.

NCR is uniquely positioned to deliver complete solutions– hardware, software applications, global services and consulting, and consumables – that address critical strategic and operational issues for both the management and development of business relationships in the networked economy. *We help customers turn their data into actionable information* to make better, faster decisions at a lower cost. NCR is the technology leader in enterprise data warehousing. We are the best at integrating strategic, tactical and event-driven decision making into a single, centralized view of the business through all customer contact channels. Our automated-teller machines, web-enabled kiosks, self-checkout technology and point-of-sale workstations embrace the relationship continuum. Supported by global maintenance and consulting services, these solutions provide our customers the competitive edge required to be successful today and in the future.

Our customers include the world's top 10 retailers, 7 of the world's top 10 telecommunication companies, 6 of the world's top airlines, and the world's top technology companies and leading banks. We have offices and distribution facilities in more than 100 countries to support this large and geographically diverse customer base.

Our businesses are structured into two operating divisions, each led by a Chief Operating Officer reporting to Chairman and Chief Executive Officer Lars Nyberg. Mark Hurd leads the Teradata Division, while Howard Lance leads the Retail and Financial Group, which includes Financial Self Service, Retail Store Automation, Worldwide Customer Services, Systemedia, and Payment and Imaging. Recognizing the operational differences of the two groups, we implemented this dual structure to leverage management focus, ensuring that each division can reach its full potential. Lars Nyberg, Mark Hurd and Howard Lance, along with Senior Vice President and Chief Financial Officer Earl Shanks, form NCR's Executive Committee, which oversees the strategic direction of the company.

NCR understands that the ability to form relationships, and to nurture and grow those relationships, is the ultimate competitive advantage; perhaps the only sustainable competitive advantage. This is Relationship Technology™, and NCR is *the* Relationship Technology company.



AT-A-GLANCE

teradata data warehousing

NCR's Teradata Division is the industry's leading provider of enterprise data warehousing solutions. Companies count on the powerful analytical capabilities of Teradata® solutions to proactively manage and profitably grow their businesses. Our unique ability to provide a single, integrated view of a company's operations and business relationships allows companies to identify profitable revenue opportunities and ways to streamline costs. Furthermore, Teradata's data warehousing solutions are designed to give employees throughout an organization the actionable information they need to make better decisions faster and closer to the customer. With an increased ability to proactively manage customer satisfaction comes increased loyalty and business opportunity. Businesses worldwide choose Teradata Data Warehousing for its proven expertise, commitment to excellence and innovation, and best-in-class technology.

Teradata analytical solutions can include some or all of the following: our database and data warehouse solutions; analytical applications for customer relationship management, operations and financial management, business performance management and e-business; services; and hardware. We partner with leading software and analytical/decisioning tool providers as well as key enterprise application providers to create complete, integrated solutions which address the diverse needs of our customers.

To further our leadership in enterprise data warehousing, we will continue to advance our active data warehousing technologies, build analytical applications that leverage our data warehousing solutions, optimize our service capabilities, and partner with global consulting companies to extend our reach.

financial self service

NCR is the world's leading provider of automated-teller machines (ATMs) and financial self-service solutions, making people's lives easier by conveniently fulfilling secure, reliable financial transactions. The company focuses on delivering solutions faster to its customers, helping them maintain a competitive edge, and offering best value solutions through cost-efficient design, manufacturing, delivery and services.

NCR's comprehensive Aptra™ software suite provides an open operating platform and modern software tools which enable easy development of new business opportunities across channels and multi-vendor networks.

By adding new services such as cash and check deposit automation, bill payment and check cashing, NCR can help its customers reduce costs by migrating transactions to the self-service channel. New revenue streams can be generated and customer loyalty encouraged through applications such as ticketing, advertising and personalizing the automated customer interface.

NCR has worked with strategic partners beyond banking to expand the role of financial self service, developing a family of products for the convenience sector just as a range of products is available to the financial sector. By concentrating on its customers' bottom line, NCR is able to attract and retain customers from banking institutions, retailers, independent sales organizations, convenience stores and e-banks.

retail store automation

For generations, retailers have relied on NCR to help them operate more efficiently and enhance the consumer's shopping experience. Already a global market leader in point-of-sale (POS) terminals and bar code scanners, NCR's Retail Store Automation business today is reshaping the way retailers interact with their customers – combining our assisted POS expertise with innovative self-checkout, interactive kiosk and electronic shelf label (ESL) solutions.

NCR's intuitive and reliable self-checkout technology and web-enabled kiosks provide consumers with improved levels of satisfaction as they are no longer frustrated by long checkout lines or store personnel unavailability. Additionally, self-checkout terminals and kiosks allow retailers to benefit from decreased labor costs. ESLs, which provide pricing and other information for each item on a retailer's shelf, allow consumers to be confident that the price on the shelf is the same as the price at the cash register. Retailers appreciate the ability to change prices from one central location in a fraction of the time and cost required to replace paper price tags on the shelf.

NCR is working to accelerate the market adoption rate for these newer solutions. This strategic focus is designed to seize a significant share of profitable, high-growth market opportunities. At the same time, initiatives focused on operational excellence and cost leadership are aimed at driving competitive advantage and profitable growth for NCR's Retail Store Automation products, software and services.



worldwide customer services

Services are an essential component of NCR's complete solution offerings, and NCR's Worldwide Customer Services (WCS) business is a global leader in information technology (IT) services delivery. WCS supports NCR's solutions with world-class maintenance and industry-leading metrics in critical areas such as fix rate, on-time service delivery and customer service satisfaction. The strength of WCS lies with its ability to provision and manage global IT infrastructures. From consulting to site design, to staging and implementation, to complete systems management, WCS has proven its capabilities by successfully supporting NCR's base of Teradata Data Warehousing, Financial Self Service and Retail Store Automation customers.

As a result of supporting NCR solutions around the world, WCS has established an impressive service delivery capability, and has leveraged this global presence and experience to develop and deliver a comprehensive portfolio of IT infrastructure services to businesses in additional industries. These high availability network services focus on the vital systems, networks, software and security that comprise the IT infrastructure of today's businesses, and include operations management, consulting, deployment and maintenance. WCS provides these services directly to global businesses as well as through strategic partnerships with leading technology, network and systems suppliers, including Cisco Systems, Nortel Networks, Dell Computer, Sun Microsystems and others.

systemedia

Systemedia develops and markets a complete line of business consumables for NCR's Financial Self Service and Retail Store Automation solutions. Additionally, Systemedia provides world class products and consumables for third-party solutions around the globe which include ink jet and laser printer supplies, thermal transfer ribbons, labels, paper rolls, ink ribbons, laser documents, business forms and specialty media. Systemedia certified products ensure system compatibility, trouble-free operation and maximum equipment performance. Systemedia's extensive use of Six Sigma® and e-commerce tools enhance its ability to meet customer requirements. Its extensive product line, global reach, multi-channel presence and use of technology have positioned Systemedia well for long term growth and profitability.

payment and imaging

Payment and Imaging solutions enable item-based transactions to be digitally captured at a bank via an ATM, at a processing center, or wherever a payment is received. These image-based transactions are then processed and retained within a flexible and scalable archive where they can be easily retrieved and delivered via the Internet, an intranet, or CD-ROM, among other channels, to both retail and commercial clients, as well as other banks. NCR provides a single-source, image-item processing system to financial institutions, enabling them to reduce operating costs, improve customer service and generate revenue through value-added product offerings to their customers.

NCR

Transforming Transactions into Relationships



DEAR FELLOW SHAREHOLDER:

We began 2001 with the objective of continued success in executing our strategy. Our primary goals across each of our core solutions were to drive top-line revenue growth, and to improve profitability by achieving operational excellence.

Given the challenging economic conditions that developed throughout the year, we did not achieve the growth we had anticipated. Still, we believe that we performed well relative to our competitors. We began taking steps early in the year to mitigate the effects of an economic downturn on our businesses. We lowered product and service costs, and we reduced expenses. As a result, each of our businesses is now better positioned for improved profitability when the economy recovers.

We are encouraged by the progress made within our core solutions – Teradata Data Warehousing, Financial Self Service, and Retail Store Automation, each of which is supported by our Worldwide Customer Services organization. We believe that each business moved forward in addressing both opportunities and challenges throughout 2001.

Teradata Data Warehousing continued to gain market share even as capital spending declined. It lowered its breakeven point, improving its financial model and delivering its first meaningful operating profit in the fourth quarter.

Financial Self Service achieved tremendous success penetrating the automated-teller machine (ATM) market in the Asia/Pacific region and maintained its global market leadership. It drove down product costs, streamlined its expense structure, and delivered two percentage points of year-over-year operating margin improvement, excluding special items discussed elsewhere in this Annual Report.

Retail Store Automation benefited from the market acceptance of self-checkout technology and significantly outshipped its competitors in 2001. This business continued its initiatives aimed at cost and expense reduction, and improved profitability year-over-year.

Our Worldwide Customer Services organization reduced service costs and is making progress on improving utilization rates. Additionally, it realized year-over-year maintenance revenue growth in both Data Warehousing and Financial Self Service.

Each of our businesses made progress in driving toward operational excellence. We view operational excellence as the ability to consistently provide high-quality solutions to our customers in the most efficient and profitable manner possible. To help us achieve operational excellence, we are utilizing Six Sigma methodology to examine and improve every process affecting our customers and their perception of NCR as a world-class solutions provider.

To improve profitability, we are concentrating our efforts on lowering product costs and reducing infrastructure expenses across all of our solutions. We continue to move toward using industry-standard components to reduce product and service costs, and to better leverage our research and development investment. We have strengthened our commitment to sourcing lower-cost components, to designing our products and services for efficiency and low cost, and to evaluating less expensive and diverse manufacturing alternatives. Additionally, we have implemented a global procurement process, which resulted in significant savings in 2001 and will continue to provide cost reductions going forward.

To support our Financial Self Service growth in the Asia/Pacific region, we have an ATM manufacturing facility in Beijing, China. This facility provides more efficient and timely manufacturing capabilities and lower-cost delivery. We are also moving manufacturing and component sourcing for our Retail Store Automation business to lower-cost countries. Reducing our product costs in this business will help provide a more attractive value proposition to our customers.

With the economic slow down in 2001, we re-sized our infrastructure, resulting in more than $50 million in expense reductions compared to 2000 levels. For example, we largely completed the move of our back-office financial and accounting operations into a shared services model, allowing more efficient and consistent operation at a lower overall cost. Our efforts to reduce our expense structure continue. We are deploying a global model in Worldwide Customer Services to help drive margin improvement, improve consistency and increase infrastructure utilization. We also are consolidating call centers and increasing the use of remote resolution to further improve productivity.

Now I would like to review the progress of each of NCR's businesses.

teradata data warehousing

The competitive position of our Teradata Data Warehousing solution has never been stronger. We continue to gain market share quarter after quarter, as evidenced by our ability to generate 2001 revenue consistent with prior year despite the overall market decline.

We increased the number of new customer wins year-over-year in 2001.

New customers included Publix, GE Capital Corporation, Neiman Marcus, Tricon Global Restaurants, Inc., Telstra, Albertson's, and Goodyear Tire & Rubber Company, among others. This is an important measure because new customers will typically upgrade their data warehouses as their business and data-related needs grow. Many of our larger customers, such as Safeway, British Airways, J.C. Penney Corporation, RBC Financial Group, BellSouth Corporation, and Sears, Roebuck and Company, upgraded their data warehouses in 2001, despite the difficult economic environment. Demonstrating our success in penetrating the financial industry, Bank of America upgraded the size and scope of its warehouse, selecting Teradata as its strategic data warehouse engine for business intelligence and decision support.

Even though the economic slowdown affected capital spending, it highlighted the value–and necessity–of an enterprise-wide data warehouse. To make better, faster decisions at a lower cost, companies need one integrated view of the business. This requires having all the available data from all the operational systems and customer touch-points in one enterprise-wide data warehouse.

Many companies have come to the realization that having multiple, independent data marts not only limits analytical capabilities, but also is more expensive. As a result, companies have begun to consolidate the data in these data marts into enterprise-wide data warehouses. As the enterprise-wide approach provides both a compelling return on investment and a strategic competitive advantage, the pace of data mart consolidation is accelerating. This is a major opportunity for our Teradata Division.

In 2001, the Teradata Division made significant progress in reducing costs and expenses, further lowering its breakeven point and enhancing its financial model. We closed our Columbia, South Carolina, manufacturing facility as part of our continued move toward higher utilization of industry-standard components. We eliminated duplicative research and development expenses which resulted from a previous acquisition. Additionally, we removed organizational expense through streamlining administrative and sales support.

Entering 2002, our Teradata Data Warehousing solution is well positioned to deliver profitable growth. It clearly has the potential to become NCR's most profitable business.

financial self service

Despite the challenging economic environment, our ATM business achieved meaningful revenue growth and maintained its global market leadership. We are particularly pleased with our increased penetration of the emerging Asia/Pacific region.

Our broad array of offerings has enabled us to increase our competitive differentiation, both in terms of cost and functionality. One of our newer Financial Self Service offerings is the Aptra software platform. This middleware is open-system software that can run on any ATM and allows web-enablement of ATM networks.

In the more mature United States and European markets, we have seen banks begin to move to web-enabled networks. We are encouraged by this trend, because their use makes adding functionality–such as automated check cashing and deposit, bill payment, purchasing money orders and ticket disbursement–simple and cost efficient.

7-Eleven's Vcom project with NCR is a working example of this technology. 7-Eleven has partnered with industry leaders to provide full-function ATMs that not only accept and dispense cash, but also recognize and count multiple currency denominations, cash checks, sell money orders and perform other advanced functions.

retail store automation

The economy-driven erosion in consumer confidence significantly affected most retailers in 2001. As the year progressed, retailers continued to defer the purchase of traditional point-of-sale equipment.

We view *operational excellence* as the ability to consistently provide high-quality solutions to our customers in the most efficient and profitable manner possible.

However, they continued to show interest in our newer products, such as self-checkout terminals, web-enabled kiosks and electronic shelf labels (ESLs). These products provide an attractive return on investment by improving a retailer's efficiency and margins, as well as enhancing customer service. As competition among retailers intensifies, these products will become increasingly attractive and important.

In 2001, we saw the market acceptance of self-checkout technology. We successfully completed a 1,300-store rollout and added several pilots at major retailers, including general merchandisers, grocers and drug stores. With market acceptance confirmed, the questions now are how fast will the major retailers install self-checkout, and who will supply these installations. Among other retailers, Wal-Mart placed sizeable orders for our web-enabled kiosks, and several regional chains in North America and Europe deployed our ESL product. We believe that 2002 will be the year ESL begins to achieve more widespread market support as our newest release allows its benefits to be achieved at a lower price per label.

worldwide customer services

With the resources to reach over 200 countries, NCR is one of only three global IT support service providers. This offering is an extremely important component of the complete, end-to-end solutions we provide to our customers. However, to improve our service margins we must move from a country-centric business model to standardized offers, metrics and systems worldwide. Effectively executing this transition in 2002 is very important for NCR.

We were encouraged to see customer service maintenance revenue growth for 2001 in both Data Warehousing and Financial Self Service. The increase in Data Warehousing maintenance revenue was fueled by our increasing number of customers. Financial Self Service maintenance revenue grew due to an increased capture rate, regaining several contracts from competitors, and extended service offerings such as help desk and incident management.

We are leveraging our worldwide presence and experience to provide further value-added products and services. These include outsourcing and managed services, as well as incremental revenue from high-availability network services for companies such as Cisco Systems, Nortel Networks, Dell Computer, Sun Microsystems and others.

systemedia

In 2001, our consumables business developed TeleWeb, a telephone- and Internet-based sales model, to drive sales growth and reduce expense. Systemedia also utilized Six Sigma programs to integrate products and services into the Financial Self Service and Retail Store Automation offerings at lower product costs, and to increase NCR's overall wallet share of ATM customers. We will leverage this success in a new TeleWeb initiative throughout NCR's other business units in 2002.

payment and imaging

Our technology solution that facilitates the automation of check and item processing for banks provides stable margins and cash flow. Even as the use of cash alternatives such as debit cards and electronic payments increases, the paper check will remain popular for some time. However, check processing is changing, with traditional paper check processing giving way to electronic exchange. The information will be stored electronically in one central location so it can be accessed instantly, and checks could ultimately be cleared electronically in minutes rather than days, without depending on an expensive and time-consuming physical transport system. Banks will be able to reduce payment-processing costs while increasing access to information and improving customer service, risk management and fraud reduction. Combining our Payment and Imaging solutions with our Financial Self Service offerings, positions NCR to be the only end-to-end provider that can capture and process check images.

looking forward

Our intense focus on operational excellence and expense reduction remains a top strategic priority. We expect to see greater benefit from these efforts as we move through 2002.

We have strengthened our management team by adding individuals with proven track records and experience in achieving operational excellence. We have improved our product cost leadership, making our products and solutions even more attractive and more profitable. We are a geographically diverse company, not solely reliant on the economy of one country or region.

We are the market and technology leader in enterprise-wide data warehousing. The competitive position of our Teradata Data Warehousing solution has never been stronger. We will continue our global leadership in ATMs. We see increased market acceptance of self-checkout technology, and increasing interest in electronic shelf labels, full-function ATMs and ATM network outsourcing.

NCR's fundamentals are strong and I believe that we are better positioned, both in terms of profitability and geography, than we were at the beginning of 2001. Each member of NCR's management team shares my commitment to our strategy and its successful execution. I am confident that we have taken the proper actions to position NCR for long-term success and enhanced shareholder value.



Lars Nyberg
Chairman of the Board and Chief Executive Officer



NCR EXECUTIVE COMMITTEE

(from left to right)

Howard Lance	President, and Chief Operating Officer, Retail and Financial Group
Lars Nyberg	Chairman of the Board and Chief Executive Officer
Earl Shanks	Senior Vice President and Chief Financial Officer
Mark Hurd	President, and Chief Operating Officer, Teradata Division

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

overview

As the Relationship Technology company, we provide the technology and services that help businesses interact, connect and relate with their customers. Through our presence at customer interaction points, such as point-of-sale workstations, automated-teller machines (ATMs) and web-enabled kiosks, our Retail Store Automation and Financial Self Service solutions enable companies to capture and process transaction-based information. Our powerful Data Warehousing solutions transform transaction-based information into knowledge, permitting businesses to respond with programs designed to improve customer acquisition, retention and profitability.

We offer specific solutions for the retail and financial industries and also provide solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer goods manufacturers and government entities. Our solutions are built on a foundation of long-established industry knowledge and consulting expertise, a range of hardware technology, value-adding software, global customer support services, and a complete line of consumable and media products.

We deliver our solutions to customers on a global basis, and categorize our results in four regions: the Americas, Europe/Middle East/Africa (EMEA), Japan and Asia/Pacific excluding Japan (Asia/Pacific).

revenue and operating margin by solution

Our key solutions are categorized as Data Warehousing, Financial Self Service and Retail Store Automation. In addition, Systemedia and our Payment and Imaging solutions are reportable segments. A sixth category, Other, accumulates individually insignificant and dissimilar businesses, such as exited businesses, networking hardware and services, and managed services, which are not attributable to the formally identified reportable segments. Each segment is comprised of hardware, software, professional consulting services and customer support services.

For the years ended December 31, the effects of the provision for loans and receivables with Credit Card Center (CCC), acquisition-related integration and in-process research and development charges, and restructuring and other related charges have been excluded from the gross margin, operating expense and operating income amounts presented and discussed below (see Notes 1, 2 and 8 of Notes to Consolidated Financial Statements).

In millions	2001	2000	1999
Consolidated revenue	$ 5,917	$ 5,959	$ 6,196
Consolidated gross margin excluding special items[1]	1,800	1,905	1,898
Consolidated operating expenses excluding special items:			
Selling, general and administrative expenses[2]	1,273	1,327	1,354
Research and development expenses[3]	293	308	341
Consolidated income from operations excluding special items	234	270	203
Special items (as discussed in the footnotes below)	(48)	(65)	(125)
Total consolidated income from operations	$ 186	$ 205	$ 78

[1] In 2001 and 2000, consolidated gross margin excludes the impact of $6 million and $1 million, respectively, for integration charges related to acquisitions (see Note 2 of Notes to Consolidated Financial Statements). Also excluded from gross margin are $37 million and $8 million for restructuring and other related charges in 2000 and 1999, respectively (see Note 1 of Notes to Consolidated Financial Statements).

[2] In 2001, selling, general and administrative expenses exclude the impact of a $39 million provision for loans and receivables with CCC (see Note 8 of Notes to Consolidated Financial Statements). In 2001 and 2000, selling, general and administrative expenses exclude integration costs related to acquisitions of $3 million and $1 million, respectively (see Note 2 of Notes to Consolidated Financial Statements). Also excluded from selling, general and administrative expenses are $1 million and $117 million for restructuring and other related charges in 2000 and 1999, respectively (see Note 1 of Notes to Consolidated Financial Statements).

[3] In 2000, research and development expenses exclude the impact of $25 million for in-process research and development charges related to acquisitions (see Note 2 of Notes to Consolidated Financial Statements).

Total revenue decreased 1% in 2001 versus the prior year, but increased 2% on a constant currency basis. Revenues reflect declines from exited businesses and the impact of the slowing United States (U.S.) economy on capital spending, offset by the strength of our Financial Self Service solutions in the EMEA and Asia/Pacific regions. Total revenue declines in 2001 of 4% in the Americas region and 12% in Japan were partially offset by growth in the EMEA and Asia/Pacific regions of 6% and 9%, respectively. On a constant currency basis, 2001 revenues increased 9% in the EMEA region and 16% in the Asia/Pacific region, contrasted to a 1% decline in Japan. Operating income excluding special items declined 13% in 2001 compared to 2000. The decrease is attributable to a lower mix of higher margin product revenue versus service revenue and lower customer services margin as a percentage of revenue, partially offset by our efforts to reduce operating expenses.

In 2000, total revenue decreased 4% compared to 1999. On a constant currency basis, total revenue decreased 1% in 2000 versus the prior-year period. The decline in 2000 revenue primarily reflected the impact of exited businesses, but was also impacted by the termination of services associated with equipment retired as a result of Year 2000 replacement and economic slowing in the U.S. retail industry. The decline in 2000 revenue was partially offset by growth in our Data Warehousing solutions. By geographic region, revenues in 2000 decreased from the prior year 2% in the Americas region, 6% in Japan and 13% in the EMEA region, in contrast to a 24% increase in the Asia/Pacific region. The 33% increase in income from operations in 2000 reflected continued improvement in gross margin as a percentage of revenue, particularly in our Data Warehousing solutions, and reductions in operating expenses.

Data Warehousing Solutions

Data Warehousing solutions, built on our advanced Teradata data warehouse and data mining software and complemented by customer relationship management applications, help businesses synthesize large volumes of information about customers, suppliers and partners, allowing more accurate business decisions. Combining hardware, software, professional consulting services, customer support services and products from leading technology firms, our Data Warehousing solutions are designed to enable businesses, across a multitude of industries, to quickly leverage detailed data into actionable opportunities.

The following table presents Data Warehousing solutions (including customer services maintenance) revenue and total operating loss for the years ended December 31 (excluding the impact of special items previously described):

In millions	2001	2000	1999
Data Warehousing revenue	$ 1,149	$ 1,134	$ 900
Data Warehousing operating loss	(32)	(34)	(142)

Data Warehousing revenues increased 1% in 2001 compared to 2000 despite the challenging economic environment. During 2001, the adverse impact of the economy on capital spending resulted in a decline in product upgrade revenues offset by growth in professional consulting services as customers sought to leverage more from their existing data warehouses. In addition, customer services maintenance revenue increased as a result of growth in our installed customer base. Data Warehousing solutions experienced revenue growth in all regions except Japan. The operating loss in 2001 versus 2000 decreased slightly due to a lower expense structure offset partially by a lower mix of higher margin hardware and software products, versus lower margin professional services. In 2000, revenue increased 26% compared to 1999 due primarily to existing customer upgrades and new customer sales growth. The decreased operating loss in 2000 from 1999 was the result of higher volume and significant improvement in gross margin as a percentage of revenue.

We expect revenue growth as the economy improves, which when combined with our continued focus on operational efficiency and expense management, should position Data Warehousing solutions to deliver operating profitability in 2002.

Financial Self Service Solutions

Providing a complete line of ATMs, and related software and services, Financial Self Service solutions are designed to quickly and reliably process high volumes of consumer transactions. Incorporating advanced features such as web enablement, automated check cashing and deposit, bill payment and the sale of non-cash items, Financial Self Service solutions enable businesses to reduce costs, generate new revenue streams and build customer loyalty.

The following table presents Financial Self Service solutions (including customer services maintenance) revenue and total operating income for the years ended December 31 (excluding the impact of special items previously described):

In millions	2001	2000	1999
Financial Self Service revenue	$ 1,615	$ 1,511	$ 1,565
Financial Self Service operating income	249	201	224

Financial Self Service solutions revenues increased 7% in 2001 compared to 2000. Revenue growth versus the prior year was driven by growth in the Asia/Pacific region, particularly in the emerging markets of India and China, and growth in Europe, aided by sales of euro conversion kits, partially offset by slight declines in the Americas region. Revenue growth in 2001 was also attributable to increased customer services maintenance revenues resulting from selling extended services and realizing a higher capture rate for new installations. Operating income in 2001 increased 24% versus the prior year due primarily to higher volume and lower expenses. In 2000, revenues decreased 3% compared to 1999. The decline was due to the impact of currency fluctuations, as well as a decrease in customer services maintenance revenue driven by the retirement of equipment as a result of Year 2000 replacement. The operating income decline in 2000 was due to lower revenue and gross margin as a percentage of revenue.

By continuing to leverage our worldwide service and manufacturing presence, and our focus on expense management, we are positioned to deliver efficient, timely and lower-cost Financial Self Service solutions to our customers. Accordingly, we expect to deliver consistent operating margins while maintaining or modestly growing revenue in 2002.

Retail Store Automation Solutions

Combining our retail industry expertise, software and hardware technologies, and implementation, consulting and maintenance services, Retail Store Automation solutions deliver traditional retail solutions such as point-of-sale workstations and scanners, as well as advanced solutions in the emerging areas of self-checkout technologies, web-enabled kiosks and electronic shelf labels. Our Retail Store Automation solutions are designed to improve selling productivity and checkout processes, and increase service levels for retailers.

The following table presents Retail Store Automation solutions (including customer services maintenance) revenue and total operating income (loss) for the years ended December 31 (excluding the impact of special items previously described):

In millions	2001	2000	1999
Retail Store Automation revenue	$ 1,272	$ 1,359	$ 1,435
Retail Store Automation operating income (loss)	4	(17)	20

Retail Store Automation revenues decreased 6% in 2001 compared to 2000. The overall revenue decline was primarily the result of decreased revenues in the Americas region as U.S. economic conditions continued to impact the capital spending of retailers on traditional Retail Store Automation solutions. Partially offsetting this effect, we experienced significant growth in revenues from our advanced self-checkout solution as retailers focused limited capital spending on projects with attractive returns on investment. The improvement in operating income in 2001 was primarily the result of expense reductions offset partially by lower sales. In 2000, revenues decreased 5% compared to 1999 due primarily to softness in the U.S. retail industry, and declines in Japan and the EMEA region, offset partially by growth in the Asia/Pacific region. The operating income decline in 2000 was primarily the result of lower sales.

We expect the weak U.S. economy to have a continued impact on the results of our Retail Store Automation solutions. Revenue declines in our traditional solutions are expected to outpace growth in our advanced solutions. The continued shift in revenue mix from traditional solutions to higher margin advanced solutions, combined with ongoing expense management, will better position Retail Store Automation solutions for improved profitability when the U.S. economy improves.

Systemedia

Systemedia develops, produces and markets a complete line of business consumables. These products include paper rolls for ATMs and point-of-sale workstations, labels, paper products, and imaging supplies for ink jet, laser, impact and thermal-transfer printers. Systemedia products are designed to reduce paper-related failures and enable businesses to improve transaction accuracy while reducing overall costs.

The following table presents Systemedia revenue and total operating income for the years ended December 31 (excluding the impact of special items previously described):

In millions	2001	2000	1999
Systemedia revenue	$ 503	$ 502	$ 506
Systemedia operating income	9	15	30

Systemedia revenues remained relatively flat in 2001 compared to 2000. On a constant currency basis, Systemedia revenues increased 3%. Growth in the Americas region was offset by declines in Japan, and the EMEA and Asia/Pacific regions. Operating income declined in 2001 primarily due to continued competitive pricing pressures impacting gross margin yield, offset partially by lower operating expenses. In 2000, revenues decreased 1% compared to 1999 due primarily to currency fluctuations and weakness in the U.S. retail industry. Operating income declined in 2000 due to competitive pricing pressures impacting gross margin yield and increasing paper prices.

Payment and Imaging Solutions

Consisting of hardware, software, and consulting and support services, our comprehensive Payment and Imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment. Payment and Imaging solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial industry businesses increase efficiency and reduce operating costs.

The following table presents Payment and Imaging solutions (including customer services maintenance) revenue and total operating income for the years ended December 31 (excluding the impact of special items previously described):

In millions	2001	2000	1999
Payment and Imaging revenue	$ 301	$ 304	$ 324
Payment and Imaging operating income	44	42	17

Payment and Imaging revenues declined 1% in 2001 compared to 2000. Revenues declined in the Asia/Pacific and Americas regions, in contrast to revenue growth in the EMEA region and Japan. The decline in the Americas region was primarily due to the fourth-quarter sale of our item processing outsourcing business (see Note 2 of Notes to Consolidated Financial Statements). The operating income increase of 5% in 2001 was primarily driven by lower operating expenses. In 2000, revenues decreased 6% compared to 1999 due to our decision to focus efforts in more profitable geographic areas. The operating income improvement in 2000 was driven by gross margin improvement and reductions in operating expenses.

gross margin

Gross margin as a percentage of revenue (excluding the impact of special items previously described) decreased 1.6 percentage points in 2001 versus the prior year. Product gross margin declined 1.0 percentage point and service gross margin decreased 1.7 percentage points in 2001. Product gross margin declined due primarily to a lower mix of Data Warehousing hardware revenues versus Retail Store Automation and Financial Self Service hardware revenues. The decline in service gross margin was primarily due to underutilization of our customer services resource infrastructure resulting from the slower economy and its effect on the retail and telecommunication industries. Gross margin as a percentage of revenue increased 1.4 percentage points in 2000 compared to 1999. The gross margin increase in 2000 consisted of a 0.8 percentage point increase in product gross margin and a 1.9 percentage point increase in service gross margin. The improvement in product gross margin in 2000 was primarily due to increased sales within our higher-margin solutions, such as Data Warehousing, and decreased sales of lower-margin products within our exited businesses. Service gross margin in 2000 increased due to improved professional consulting and transactional support services margins within our key solutions.

operating expenses

Selling, general and administrative expenses (excluding the impact of special items previously described) decreased $54 million or 4% in 2001 compared to 2000. The decrease in 2001 was primarily due to cost infrastructure improvements and curtailment of discretionary spending, offset partially by increases in general and administrative expenses relating to incremental amortization of goodwill from acquisitions. In 2000, selling, general and administrative expenses declined $27 million or 2% versus 1999. The decrease in 2000 was primarily due to lower selling expenses and employee reductions related to the 1999 restructuring plan, offset partially by increased goodwill amortization related to acquisitions and marketing expenses. As a percentage of revenue, selling, general and administrative expenses were 21.5%, 22.3% and 21.9% in 2001, 2000 and 1999, respectively.

Total goodwill amortization recorded in operating expenses was $67 million, $33 million and $20 million in 2001, 2000 and 1999, respectively. Excluding goodwill amortization, selling, general and administrative expenses decreased $88 million or 7% in 2001 versus 2000, and $40 million or 3% in 2000 versus 1999. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles," NCR will no longer amortize goodwill beginning January 1, 2002 (see Note 1 of Notes to Consolidated Financial Statements).

Research and development expenses decreased $15 million or 5% in 2001 compared to the prior year. The decline in 2001 related to the rationalization of our spending and the elimination of duplicative expenses in our customer relationship management software, which primarily resulted from the finalization of integrating our 2000 acquisition of Ceres Integrated Solutions, LLC. Research and development expenses decreased $33 million or 10% in 2000 versus 1999, representing spending reductions in non-key or exited businesses. As a percentage of revenue, research and development expenses were 5.0%, 5.2% and 5.5% in 2001, 2000 and 1999, respectively.

income before income tax

Operating income (excluding the impact of special items previously described) was $234 million in 2001 versus operating income of $270 million and $203 million in 2000 and 1999, respectively. The 13% decline in operating income in 2001 reflected a lower mix of higher margin product revenue versus service revenue and lower customer services margin as a percentage of revenue, partially offset by our efforts to reduce operating expenses. The net benefit to operating results from the combined pension, postretirement and postemployment benefit plans and associated investments was $19 million less favorable in 2001 versus 2000. The net benefit from the combined pension, postretirement and postemployment benefit plans and associated investments was $26 million more favorable in 2000 versus 1999.

Interest expense was $18 million in 2001, $13 million in 2000 and $12 million in 1999. Other expense, net, was $44 million in 2001, and consisted primarily of a $40 million charge related to an environmental matter, $7 million of goodwill amortization expense, and $16 million of investment basis write-downs for losses that were considered to be other than temporary. These expenses were partially offset by $10 million of interest income and $20 million of other income representing both a gain from the sale of our account and item processing outsourcing businesses and a gain related to the demutualization of one of our health insurance providers. Other income, net, was $83 million and $169 million in 2000 and 1999, respectively. In 2000, other income, net, consisted primarily of $48 million in gains from facility sales, $31 million of interest income and $6 million in goodwill amortization expense. In 1999, other income, net, included $118 million in gains from facility sales (of which $98 million represented significant gains on the sale of two facilities), $26 million of interest income and $3 million in goodwill amortization expense, among other things.

income tax

Income tax benefit was $97 million in 2001 compared to income tax expense of $97 million in 2000 and income tax benefit of $102 million in 1999. The income tax benefit in 2001 included a $138 million benefit due primarily to a favorable resolution of international income tax issues. The 1999 income tax benefit was the result of a $232 million reduction in our U.S. deferred tax valuation allowance resulting from sustained profitability of our U.S. operations. Our effective tax rate was approximately 33% for 2001 excluding the impact of the provision for loans and receivables related to CCC, acquisition-related integration costs, a charge related to an environmental matter, the cumulative effect of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the benefit from the favorable resolution of international income tax issues. Our effective tax rate was approximately 33% and 38% for 2000 and 1999, respectively, excluding restructuring and other related charges, acquisition-related integration and in-process research and development charges, the tax valuation release, and significant gains from dispositions of assets. We expect our effective tax rate for 2002 to be approximately 30%.

financial condition, liquidity and capital resources

Our cash, cash equivalents and short-term investments totaled $336 million at December 31, 2001, compared to $357 million and $763 million at December 31, 2000 and 1999, respectively. The significant decrease in 2000 was primarily due to business acquisitions and investments totaling $319 million.

We generated cash from operations of $146 million, $171 million and $607 million in 2001, 2000 and 1999, respectively. The cash generated from operations in 2001 was driven primarily by operating results and improved asset management, partially offset by disbursements for employee severance and pension. Receivable balances decreased $212 million in 2001 compared to an $80 million increase in 2000 and a $358 million decrease in 1999. The decrease in receivables in 2001 versus the prior year was primarily attributable to lower fourth-quarter revenues, incremental factoring of approximately $18 million and a continued focus on collections. Inventory balances decreased $8 million, $28 million and $85 million in 2001, 2000 and 1999, respectively. The cash generated from operations in 2000 was driven primarily by operating results, partially offset by disbursements for employee severance and pension. In 1999, the cash generated from operations was primarily due to improved operating results and dramatic asset management improvements, partially offset by disbursements for employee severance and pension.

Net cash used in investing activities was $233 million, $367 million and $326 million in 2001, 2000 and 1999, respectively. The net use of cash in investing activities in 2001 primarily represented net expenditures for property, plant and equipment, and reworkable service parts. In 2001, we reduced net short-term investments by $9 million compared to a reduction of $182 million in 2000 and an increase of $165 million in 1999. In 2000, we reduced our short-term investment position to fund acquisition activities. Capital expenditures excluding expenditures for reworkable service parts were $141 million, $216 million and $187 million for the years ended 2001, 2000 and 1999, respectively. Proceeds from sales of property, plant and equipment are primarily driven by initiatives to reduce our excess real estate.

In 2001, net cash generated from financing activities was $87 million compared to uses of $7 million and $194 million in 2000 and 1999, respectively. In 2001, the purchase of NCR common stock used $60 million versus $110 million in 2000 and $269 million in 1999. Short- and long-term debt provided $41 million in aggregate in 2001 compared to a $14 million use in 2000 and a $6 million use in 1999.

In the normal course of business, we enter into various contractual and other commercial commitments that impact or can impact the liquidity of our operations. The following table outlines our commitments at December 31, 2001:

In millions	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term debt	$ 8	$ –	$ 2	$ –	$ 6
Capital lease obligations	2	–	1	–	1
Operating leases (non-cancelable)	334	59	92	55	128
Short-term borrowings	138	138	–	–	–
Total contractual	$ 482	$ 197	$ 95	$ 55	$ 135
Unused lines of credit[1]	$ 667	$ 266	$ 1	$ 400	$ –
Standby letters of credit and surety bonds	118	45	–	73	–
Corporate guarantees	55	7	6	–	42
Other commitments	4	–	4	–	–
Total commercial	$ 844	$ 318	$ 11	$ 473	$ 42

[1] Includes unused bank overdraft and other uncommitted funds of $56 million.

In 1996, we entered into a $600 million five-year, unsecured revolving credit facility with a syndicate of financial institutions which was scheduled to mature in November 2001. In October 2001, we terminated the $600 million credit facility and entered into a $200 million 364-day unsecured revolving credit facility with a one year term-out option and a $400 million five-year unsecured revolving credit facility, both with a syndicate of financial institutions. The credit facilities contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facilities are based on prevailing market rates. No amounts were outstanding under the facilities at December 31, 2001, 2000 or 1999.

We believe that cash flows from operations, the credit facilities (existing or future arrangements) and other short- and long-term debt financings, if any, will be sufficient to satisfy our future working capital, research and development, capital expenditures and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described below in Management's Discussion and *Analysis of Financial Condition and Results of Operations. If we are unable to generate sufficient cash flows from operations, or* otherwise comply with the terms of our credit facilities, we may be required to refinance all or a portion of our existing debt or seek additional financing alternatives.

factors that may affect future results

This annual report, including the Chairman's letter, and other documents that we file with the Securities and Exchange Commission (SEC), as well as other oral or written statements we may make from time to time, contain information based on management's beliefs and include forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of known and unknown risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors including, but not limited to, those listed below, which could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Competition

Our ability to compete effectively within the technology industry is critical to our future success.

We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. In addition, this intense competition increases pressure on gross margins that could impact our business and operating results. Our competitors include other large, successful companies in the technology industry such as: International Business Machines Corporation (IBM), Oracle Corporation, Unisys Corporation, Diebold, Inc. and Wincor Nixdorf Gmbh & Co., some of which have widespread penetration of their platforms and service offerings. In addition, we compete with companies in niche markets such as advanced retail solutions and entry-level ATMs. If we are unable to compete successfully, the demand for our solutions, including products and services would decrease. Any reduction in demand could lead to fewer customer orders, a decrease in the prices of our products and services, reduced revenues, reduced margins, operating inefficiencies, reduced levels of profitability and loss of market share.

Our future competitive performance depends on a number of factors, including our ability to: rapidly and continually design, develop and market, or otherwise maintain and introduce solutions and related products and services for our customers that are competitive in the marketplace; offer a wide range of solutions from web-enabled kiosks to enterprise data warehouses; offer solutions to customers that operate effectively within a computing environment which includes the integration of hardware and software from multiple vendors; offer products that are reliable and that ensure the security of data and information; offer high quality, high availability network services; market and sell all of our solutions effectively; and produce and deliver solutions at competitive operating margins.

Introduction of New Solutions

The solutions we sell are very complex, and we need to rapidly and successfully develop and introduce new solutions.

We operate in a very competitive, rapidly changing environment, and our future success depends on our ability to develop and introduce new solutions that our customers choose to buy. If we are unable to develop new solutions, our business and operating results would be impacted. This includes our efforts to rapidly develop and introduce data warehousing software applications. The development process for our complex solutions, including our software application development programs, requires high levels of innovation from both our developers and our suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly. It requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results would be impacted. In addition, if we are unable to successfully market and sell both existing and newly developed solutions, such as our self-checkout technologies, electronic shelf labels, full-function ATMs and outsourcing solutions, our operating results would be impacted.

Our solutions, which contain both hardware and software products, may contain known as well as undetected errors which may be found after the products' introduction and shipment. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, which would all impact our operating results.

Reliance on Third Parties

Third party suppliers provide important elements to our solutions.

We rely on many suppliers for necessary parts and components to complete our solutions. In most cases, there are a number of vendors producing the parts and components that we utilize. However, there are some components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on chips and microprocessors from Intel Corporation and operating systems from UNIX® and Microsoft Windows NT®. Certain parts and components used in the manufacture of our ATMs and the delivery of some of our Retail Store Automation solutions are also supplied by single sources. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find an alternative supplier for such parts and components, our new and existing product shipments and solutions deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, services and skills. Many different relationships are formed by these alliances such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products to our customers in connection with our solutions. These alliances introduce risks that we cannot control such as non-performance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. The failure of third parties to provide high quality products or services that conform to the required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis and impact our business and operating results.

Acquisitions and Alliances

Our ability to successfully integrate acquisitions or effectively manage alliance activities will help drive future growth.

As part of our overall solutions strategy, we intend to continue to make investments in companies, products, services and technologies, either through acquisitions, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, retaining key employees and the potential for unknown liabilities within the acquired or combined business. The investment or alliance may also disrupt our ongoing business, or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations.

It is our policy not to discuss or comment upon negotiations regarding such business combinations or divestitures until a definitive agreement is signed or circumstances indicate a high degree of probability that a material transaction will be consummated, unless the law requires otherwise.

Operating Result Fluctuations

Our revenues and operating results could fluctuate for a number of reasons.

Future operating results could continue to be subject to fluctuations based on a variety of factors, including:

Seasonality. Our sales are historically seasonal, with revenue higher in the fourth quarter of each year. During the three quarters ending in March, June and September, we have historically experienced less favorable results than in the quarter ending in December. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

Acquisitions and Alliances. As part of our solutions strategy, we intend to continue to acquire technologies, products and businesses as well as form strategic alliances and joint ventures. As these activities take place and we begin to include the financial results related to these investments, our operating results will fluctuate.

Cost/Expense Reductions. We are actively working to manage our costs and expenses to continue to improve operating profitability without jeopardizing the quality of our products. We are also striving to become the leading, low-cost provider of certain Financial Self Service and Retail Store Automation solutions. Our success in achieving targeted cost and expense reductions depends on a number of factors, including our ability to achieve infrastructure rationalizations, implement Six Sigma practices, improve accounts receivable collections, and reduce inventory overhead, among other things. If we do not successfully complete our cost reduction initiatives, our results of operation or financial condition could be adversely affected.

Multinational Operations

Continuing to generate substantial revenues from our multinational operations helps to balance our risks and meet our strategic goals.

Currently, approximately 57% of our revenues come from our international operations. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates or business disruptions due to economic or political uncertainties). However, our ability to sell our solutions domestically in the United States and internationally is subject to the following risks, among others: general economic and political conditions in each country which could adversely affect demand for our solutions in these markets, as evidenced by the recent economic slowing in the U.S. retail and global telecommunications industries; currency exchange rate fluctuations which could result in lower demand for our products as well as generate currency translation losses; changes to and compliance with a variety of local laws and regulations which may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets; and the impact of terrorist activity on the economy or markets in general, or on our ability or that of our suppliers, to meet commitments, or on the timing of purchases by our customers.

Employees

Hiring and retaining highly qualified employees helps us to achieve our business objectives.

Our employees are vital to our success, and our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are not able to attract or retain highly qualified employees in the future, our business and operating results could be impacted.

Intellectual Property

As a technology company, our intellectual property portfolio is key to our future success.

Our intellectual property portfolio is a key component of our ability to be a leading technology and services solutions provider. To that end, we aggressively protect and work to enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws, and if our efforts fail, our business could be impacted. In addition, many of our offerings rely on technologies developed by others, and if we are not able to continue to obtain licenses for such technologies, our business would be impacted. Moreover, from time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend and, if an infringement claim is successful, in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Environmental

Our historical and ongoing manufacturing activities subject us to environmental exposures.

We have been identified as a potentially responsible party in connection with the Fox River matter as further described in "Environmental Matters" under Note 9 of Notes to Consolidated Financial Statements, and we incorporate such discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations by reference and make it a part of this risk factor.

Contingencies

Like other technology companies, we face uncertainties with regard to regulations, lawsuits and other related matters.

We are subject to regulations, proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, and intellectual property. Such matters are subject to the resolution of many uncertainties; thus, outcomes are not predictable with assurance. While we believe that amounts provided in our financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from lawsuits, claims and other legal proceedings and environmental matters, and to comply with applicable environmental laws, will not impact future operating results.

market risk

We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures to changes in currency exchange rates, we enter into various derivative financial instruments such as forward contracts and options. These instruments generally mature within 12 months. At inception, select derivative instruments are designated as cash-flow hedges of inventory purchases and sales, and of certain financing transactions that are firmly committed or forecasted. Gains and losses on qualifying cash-flow hedge transactions are deferred and recognized in the determination of income when the underlying transactions are realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are recognized in other income or expense as exchange rates change.

For purposes of potential risk analysis, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. Due to the adoption of SFAS 133 on January 1, 2001, the 2000 sensitivity data has been restated to conform to the 2001 presentation. As of December 31, 2001 and 2000, a 10% appreciation in the value of the U.S. dollar against foreign currencies from the prevailing market rates would result in a $41 million increase or a $25 million increase in the fair value of the hedge portfolio, respectively. Conversely, a 10% depreciation of the U.S. dollar against foreign currencies from the prevailing market rates would result in a $9 million decrease or an $8 million decrease in the fair value of the hedge portfolio as of December 31, 2001 and 2000, respectively.

The interest rate risk associated with our borrowing and investing activities at December 31, 2001 was not material in relation to our consolidated financial position, results of operations or cash flows. We generally do not use derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments.

The only financial instruments that we utilize that are not exchange traded are foreign exchange forward contracts and options that we purchase exclusively from large financial institutions. We record these contracts on our balance sheet at fair market value based upon market-price quotations from the financial institutions. Accordingly, we do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, and that would have a material impact on our financial results.

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, short-term investments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, the recent downturn in the U.S. economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. However, we believe that the reserves for potential losses are adequate. At December 31, 2001 and 2000, we did not have any major concentration of credit risk related to financial instruments.

key accounting policies

Revenue Recognition

We are a solutions company that provides our customers with hardware, software, professional consulting services and customer support services. Consistent with other companies that provide similar solution offerings, revenue recognition is often complex and subject to multiple accounting pronouncements including Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), Statement of Position No. 97-2, "Software Revenue Recognition" (SoP 97-2) and related interpretations. We have described below our policy for revenue recognition which we believe is consistent with accounting principles generally accepted in the United States of America.

In general, we consider revenue realized, or realizable, and earned when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

For our solutions, hardware and software revenue is recognized upon shipment, delivery, installation or customer acceptance of the product, as defined in the customer contract. Revenue is not recognized until the customer has use of the products, including both the hardware and software components. Other than a few small software businesses we operate, which generate approximately 1% of our annual revenue, we do not sell our software products without the related hardware as our software products are embedded in the hardware we sell. Our typical solution requires no significant production, modification or customization of the software or hardware that is essential to the functionality of the products other than installation for our more complex solutions. For these complex solutions, revenue is deferred until the installation is complete.

As a solutions provider, our sales arrangements often include services in addition to hardware and software. These services could include hardware maintenance, upgrade rights, customer support and professional consulting services. For sales arrangements that include bundled hardware, software and services, we account for any undelivered service offering as a separate element of a multiple-element arrangement. These services are typically not essential to the functionality of the hardware and software. Revenue amounts deferred for services are determined based upon vendor-specific objective evidence of the fair value of the elements as prescribed in SoP 97-2. For these services, revenue is typically recognized ratably over the period benefited or when the services are complete. *If the services are essential to the functionality of the hardware and software, revenue from the hardware and software components* is deferred until the essential services are complete.

Use of Estimates

As a result of our complex business, global scope and size, we are required to make significant estimates in preparing our financial statements. As described in Note 1 of Notes to Consolidated Financial Statements, actual results could differ from the amounts estimated and recorded in such statements. A description of each of our more significant estimates follows:

Provisions for Doubtful Accounts. We establish provisions for doubtful accounts using percentages of our accounts receivable balance as an overall proxy to reflect historical average credit losses and specifically provision for known issues. Given our experience, we believe that the reserves for potential losses are adequate, but if one or more of our larger customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses in excess of the provisions established.

Inventory Reserves. We maintain inventory at the lower of average cost or net realizable value. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging. If our estimates related to forecasted usage are inaccurate, if orders are canceled or if changes in technology impact demand for our products in an unforeseen manner, we could be exposed to potentially significant losses in excess of the reserves established.

Warranty Reserves. We accrue warranty reserves using percentages of revenue as an overall proxy to reflect our historical average warranty claims. Given our experience, we believe that the reserves for potential warranty claims are adequate, but if one or more of our larger customers were to make unexpected warranty claims, we could be exposed to potential losses in excess of the provisions established.

Investments in Marketable Securities. We classify our marketable securities as available-for-sale and account for them at fair value with net unrealized gains or losses reported, net of tax, within stockholders' equity. If a decline in the fair value of a marketable security is deemed by us to be other than temporary, the cost basis of the investment is written down to estimated fair value, and the amount of the write-down is included in the determination of income. If our estimates of fair value are inaccurate, we could be exposed to potentially significant losses up to the cost basis of the marketable equity securities.

Long-Lived Assets. Long-lived assets such as property, plant and equipment, goodwill, software and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If our estimates about future undiscounted cash flows or useful lives were to change, we could be exposed to potentially significant losses.

Pension, Postemployment and Postretirement. We estimate the expected return on plan assets, discount rate, involuntary turnover rate, rate of compensation increase and future health care costs, among other things, and rely on actuarial estimates, to assess the future potential liability and funding requirements of our pension, postemployment and postretirement plans. These estimates, if incorrect, could have a significant impact on our consolidated financial position, results of operations or cash flows.

Environmental and Legal Contingencies. We accrue legal and environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. If we are able to determine that the amount of the liability is likely to fall into a range and no amount within that range can be determined to be the better estimate, we accrue at the minimum amount of the range. Our ultimate liability could be significantly greater than the amounts currently reserved for in the consolidated financial statements.

Income Taxes. We estimate our tax liabilities based on current tax laws in the statutory jurisdictions in which we operate. Our estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as well as judgments regarding the realization of deferred tax assets. If our provisions for current or deferred taxes are not adequate, if we are unable to realize certain deferred tax assets or if the tax laws change unfavorably, we could experience potentially significant losses in excess of the established provisions. Likewise, if our provisions for current and deferred taxes are in excess of those eventually needed, if we are able to realize additional deferred tax assets or if tax laws change favorably, we could experience potentially significant gains (see Note 5 of Notes to Consolidated Financial Statements).

Basis of Consolidation

The consolidated financial statements include the accounts of NCR and our majority-owned subsidiaries. Long-term investments in affiliated companies in which we own between 20% and 50%, and therefore exercise significant influence, but which we do not control, are accounted for using the equity method. Investments in which we do not exercise significant influence (generally, when we have an investment of less than 20% and no representation on the company's Board of Directors) are accounted for using the cost method. We eliminate all significant intercompany transactions and accounts. We do not have any special purpose entities whose financial results are not included in the consolidated financial statements.

During the year, we did not participate in any material transactions with a related party, including members of the Board of Directors, executive officers, key employees, or former employees.

recently issued accounting pronouncements

A discussion of recently issued accounting pronouncements is described in Note 1 of Notes to Consolidated Financial Statements and we incorporate such discussion in this Management's Discussion and Analysis of Financial Condition and Results of Operations by reference and make it a part hereof.

REPORT OF MANAGEMENT

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances.

We maintain an internal control structure designed to provide reasonable assurance, at reasonable cost, that our assets are safeguarded, and that transactions are properly authorized, executed, recorded and reported. This structure is supported by the selection and training of qualified personnel, by the proper delegation of authority and division of responsibility, and through dissemination of written policies and procedures. An ongoing program of internal audits and operational reviews assists us in monitoring the effectiveness of these controls, policies and procedures. The accounting systems and related other controls are modified and improved in response to changes in business conditions and operations, and recommendations made by our independent accountants and internal auditors.

PricewaterhouseCoopers LLP, independent accountants, are engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with auditing standards generally accepted in the United States of America, which include the consideration of our internal control structure.

The Audit and Finance Committee of the Board of Directors, consisting entirely of independent directors who are not employees of NCR, monitors our accounting, reporting and internal control structure. Our independent accountants, internal auditors and management have complete and free access to the Audit and Finance Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

Lars Nyberg
Chairman of the Board and
Chief Executive Officer

Earl Shanks
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NCR Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of NCR Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As addressed in Note 1 of the Notes to Consolidated Financial Statements, on January 1, 2001, NCR Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133," the effect of which is reflected as a cumulative effect of change in accounting for the year ended December 31, 2001.

PricewaterhouseCoopers LLP

Dayton, Ohio
January 19, 2002

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 In millions, except per share amounts	2001	2000	1999
Revenue			
Product revenue	$ 3,048	$ 3,178	$ 3,290
Service revenue	2,869	2,781	2,906
Total revenue	5,917	5,959	6,196
Operating expenses			
Cost of products	1,947	2,000	2,099
Cost of services	2,176	2,092	2,207
Selling, general and administrative expenses	1,315	1,329	1,471
Research and development expenses	293	333	341
Total operating expenses	5,731	5,754	6,118
Income from operations	186	205	78
Interest expense	18	13	12
Other expense (income), net	44	(83)	(169)
Income before income taxes and cumulative effect of accounting change	124	275	235
Income tax (benefit) expense	(97)	97	(102)
Income before cumulative effect of accounting change	221	178	337
Cumulative effect of accounting change, net of tax	(4)	–	–
Net income	$ 217	$ 178	$ 337
Net income per common share			
Basic before cumulative effect of accounting change	$ 2.29	$ 1.87	$ 3.45
Cumulative effect of accounting change	(0.04)	–	–
Basic	$ 2.25	$ 1.87	$ 3.45
Diluted before cumulative effect of accounting change	$ 2.22	$ 1.82	$ 3.35
Cumulative effect of accounting change	(0.04)	–	–
Diluted	$ 2.18	$ 1.82	$ 3.35
Weighted average common shares outstanding			
Basic	96.7	95.1	97.6
Diluted	99.6	98.0	100.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31 In millions, except per share amounts	2001	2000
Assets		
Current assets		
Cash, cash equivalents and short-term investments	$ 336	$ 357
Accounts receivable, net	1,126	1,338
Inventories, net	280	288
Other current assets	221	251
Total current assets	1,963	2,234
Reworkable service parts and rental equipment, net	224	218
Property, plant and equipment, net	629	742
Other assets	2,039	1,912
Total assets	$ 4,855	$ 5,106
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	$ 138	$ 96
Accounts payable	362	521
Payroll and benefits liabilities	217	260
Customer deposits and deferred service revenue	319	344
Other current liabilities	482	615
Total current liabilities	1,518	1,836
Long-term debt	10	11
Pension and indemnity liabilities	319	332
Postretirement and postemployment benefits liabilities	359	466
Other liabilities	600	676
Minority interests	22	27
Total liabilities	2,828	3,348
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2001 and 2000, respectively	–	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 97.4 and 95.2 shares issued and outstanding at December 31, 2001 and 2000, respectively	1	1
Paid-in capital	1,235	1,156
Retained earnings	861	644
Accumulated other comprehensive loss	(70)	(43)
Total stockholders' equity	2,027	1,758
Total liabilities and stockholders' equity	$ 4,855	$ 5,106

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 In millions	2001	2000	1999
Operating activities			
Net income	$ 217	$ 178	$ 337
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	423	361	358
Deferred income taxes	11	32	(187)
Income tax adjustment	(138)	–	–
Other gain on assets, net	(23)	(8)	(107)
Changes in assets and liabilities:			
Receivables	212	(80)	358
Inventories	8	28	85
Current payables	(146)	80	(41)
Customer deposits and deferred service revenue	(25)	(42)	13
Disbursements for employee severance and pension	(263)	(248)	(148)
Other assets and liabilities	(130)	(130)	(61)
Net cash provided by operating activities	146	171	607
Investing activities			
Purchases of short-term investments	(23)	(26)	(354)
Proceeds from sales and maturities of short-term investments	32	208	189
Net expenditures and proceeds for reworkable service parts	(117)	(108)	(104)
Expenditures for property, plant and equipment	(141)	(216)	(187)
Proceeds from sales of property, plant and equipment	40	173	240
Business acquisitions and investments	(6)	(319)	(32)
Proceeds from sale of business	44	–	–
Additions to capitalized software	(67)	(67)	(78)
Other investing activities, net	5	(12)	–
Net cash used in investing activities	(233)	(367)	(326)
Financing activities			
Purchases of Company common stock	(60)	(110)	(269)
Short-term borrowings, additions	213	10	20
Short-term borrowings, repayments	(171)	(21)	(33)
Long-term debt, additions	1	–	8
Long-term debt, repayments	(2)	(3)	(1)
Proceeds from employee stock plans	101	122	83
Other financing activities, net	5	(5)	(2)
Net cash provided by (used in) financing activities	87	(7)	(194)
Effect of exchange rate changes on cash and cash equivalents	(12)	(21)	(4)
(Decrease) increase in cash and cash equivalents	(12)	(224)	83
Cash and cash equivalents at beginning of year	347	571	488
Cash and cash equivalents at end of year	$ 335	$ 347	$ 571
Supplemental data			
Cash (received) paid during the year for:			
Income taxes	$ (8)	$ 68	$ 61
Interest	18	14	16

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In millions	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 1998	99	$ 1	$ 1,295	$ 129	$ 22	$ 1,447
Employee stock purchase and stock compensation plans	3	–	80	–	–	80
Proceeds from sale of put options	–	–	1	–	–	1
Reclassification of put option obligation	–	–	(13)	–	–	(13)
Purchase of Company common stock	(8)	–	(282)	–	–	(282)
Subtotal	94	1	1,081	129	22	1,233
Net income	–	–	–	337	–	337
Other comprehensive income (loss), net of tax:						
Currency translation adjustments	–	–	–	–	(13)	(13)
Unrealized gains on securities:						
Unrealized holding gains arising during the period	–	–	–	–	54	54
Less: reclassification adjustment for gains included in net income	–	–	–	–	(14)	(14)
Additional minimum pension liability	–	–	–	–	(1)	(1)
Comprehensive income	–	–	–	337	26	363
December 31, 1999	94	1	1,081	466	48	1,596
Employee stock purchase and stock compensation plans	3	–	117	–	–	117
Purchase acquisitions	1	–	64	–	–	64
Proceeds from sale of put options	–	–	5	–	–	5
Expiration of put option obligation	–	–	13	–	–	13
Purchase of Company common stock	(3)	–	(124)	–	–	(124)
Subtotal	95	1	1,156	466	48	1,671
Net income	–	–	–	178	–	178
Other comprehensive income (loss), net of tax:						
Currency translation adjustments	–	–	–	–	(42)	(42)
Unrealized (losses) gains on securities:						
Unrealized holding (losses) arising during the period	–	–	–	–	(35)	(35)
Less: reclassification adjustment for gains included in net income	–	–	–	–	(3)	(3)
Additional minimum pension liability	–	–	–	–	(11)	(11)
Comprehensive income (loss)	–	–	–	178	(91)	87
December 31, 2000	95	1	1,156	644	(43)	1,758
Employee stock purchase and stock compensation plans	3	–	124	–	–	124
Proceeds from sale of put options	–	–	1	–	–	1
Purchase of Company common stock	(1)	–	(46)	–	–	(46)
Subtotal	97	1	1,235	644	(43)	1,837
Net income	–	–	–	217	–	217
Other comprehensive income (loss), net of tax:						
Currency translation adjustments	–	–	–	–	(42)	(42)
Unrealized losses on securities:						
Unrealized holding (losses) arising during the period	–	–	–	–	(3)	(3)
Less: reclassification adjustment for losses included in net income	–	–	–	–	5	5
Additional minimum pension liability	–	–	–	–	6	6
Unrealized gains on derivatives	–	–	–	–	7	7
Comprehensive income (loss)	–	–	–	217	(27)	190
December 31, 2001	97	$ 1	$ 1,235	$ 861	$ (70)	$ 2,027

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note 1 description of business and significant accounting policies

Description of Business

NCR Corporation and its subsidiaries (NCR or the Company) provide solutions worldwide that are designed specifically to enable businesses to build, expand and enhance their relationships with their customers by facilitating transactions and transforming data from transactions into useful business information.

NCR offers specific solutions for the retail and financial industries and also provides solutions for industries including telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer goods manufacturers and government entities. These solutions are built on a foundation of long-established industry knowledge and consulting expertise, a range of hardware technology, value-adding software, global customer support services, and a complete line of business consumables.

Business Restructuring

During the fourth quarter of 1999, NCR established a restructuring plan aligned around three key solutions: Data Warehousing, Financial Self Service and Retail Store Automation. In connection with the restructuring plan, NCR recorded a pre-tax charge of $125 million in 1999 ($8 million in cost of revenue and $117 million in selling, general and administrative expenses), and incurred approximately $38 million of period costs during 2000 ($37 million in cost of revenue and $1 million in selling, general and administrative expenses). Cash payments under the plan totaled $36 million and $10 million in 2000 and 1999, respectively. The restructuring plan was substantially complete at December 31, 2000.

Basis of Consolidation

The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no representation on the company's Board of Directors) are accounted for using the cost method. All significant intercompany transactions and accounts have been eliminated. The Company does not have any special purpose entities whose financial results are not included in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Foreign Currency

For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income.

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. NCR uses foreign exchange forward contracts and options to reduce the Company's exposure to changes in currency exchange rates, primarily as it relates to inventory purchases by marketing units and inventory sales by manufacturing units. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as cash-flow hedges, are measured for effectiveness both at inception and on an ongoing basis. For foreign exchange contracts designated as cash-flow hedges, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. For the year ended December 31, 2001, NCR reclassified net gains of $1 million to other income as a result of discontinuance of cash-flow hedges. The net gain related to the ineffectiveness of all cash-flow hedges was not material during 2001. At December 31, 2001, before-tax deferred net gains recorded in other comprehensive income related to cash-flow hedges were $10 million, and are expected to be reclassified to earnings during the next twelve months.

When hedging certain foreign currency transactions of a long-term investment nature, gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash-flow hedges, are recognized in other income or expense as exchange rates change. The impact of these hedging activities were not material to the Company's consolidated financial position, results of operations or cash flows.

Settlement payments are primarily based on net gains and losses related to foreign exchange derivatives and are included in cash flows from operating activities in the consolidated statements of cash flows.

Revenue Recognition

NCR's revenue recognition policy is consistent with the requirements of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), Statement of Position No. 97-2, "Software Revenue Recognition" (SoP 97-2) and other applicable revenue recognition guidance and interpretations. In general, the Company records revenue when it is realized, or realizable, and earned. The Company considers these requirements met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

For the Company's solutions, hardware and software revenue is recognized upon shipment, delivery, installation or customer acceptance of the product, as defined in the customer contract. Revenue is not recognized until the customer has use of the products, including both the hardware and software components. Other than a few small software businesses NCR operates, which generate approximately 1% of the Company's annual revenue, NCR does not sell its software products without the related hardware as the software products are embedded in the hardware. The Company's typical solution requires no significant production, modification or customization of the software or hardware that is essential to the functionality of the products other than installation for its more complex solutions. For these complex solutions, revenue is deferred until the installation is complete.

As a solutions provider, the Company's sales arrangements often include services in addition to hardware and software. These services could include hardware maintenance, upgrade rights, customer support and professional consulting services. For sales arrangements that include bundled hardware, software and services, NCR accounts for any undelivered service offering as a separate element of a multiple-element arrangement. These services are typically not essential to the functionality of the hardware and software. Amounts deferred for services are determined based upon vendor-specific objective evidence of the fair value of the elements as prescribed in SoP 97-2. For these services, revenue is typically recognized ratably over the period benefited or when the services are complete. If the services are essential to the functionality of the hardware and software, revenue from the hardware and software components is deferred until the essential services are complete.

Warranty, Post Sales Support and Sales Returns

Provisions for product warranties, post sales support, and sales returns and allowances are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves and sales returns and allowances using percentages of revenue as an overall proxy to reflect the Company's historical average warranty and sales return claims.

Income Taxes

Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws. NCR records valuation allowances related to its deferred income tax assets when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Net Income Per Common Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic, except that the weighted average number of shares outstanding includes the additional dilution from potential common stock, such as stock options and restricted stock awards.

Cash, Cash Equivalents and Short-Term Investments

All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents. Short-term investments include certificates of deposit, commercial paper and other investments having maturities less than one year. Such investments are stated at cost, which approximates fair value at December 31, 2001 and 2000.

Transfer of Financial Assets

NCR offers its customers the option to acquire its products and services through payment plans, financing or leasing contracts. From time to time, the Company factors certain receivables, or transfers future payments under these contracts, to financing institutions on a non-recourse basis. NCR may act as servicing agent for the purchaser and retain collection and administrative responsibilities. These transfers are recorded as sales of the related accounts receivable when NCR is considered to have surrendered control of such receivables. The Company had factored receivables of approximately $76 million and $58 million at December 31, 2001 and 2000, respectively. The related cost of the factoring was immaterial to the Company's consolidated financial results.

Inventories

Inventories are stated at the lower of average cost or net realizable value. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Investments in Marketable Securities

All marketable securities, which are included in other assets, are deemed by management to be available-for-sale and are reported at fair value with net unrealized gains or losses reported, net of tax, within stockholders' equity. If a decline in the fair value of a marketable security is deemed by management to be other than temporary, the cost basis of the investment is written down to fair value, and the amount of the write-down is included in the determination of income. Realized gains and losses are recorded based on the specific identification method and average cost method, as appropriate, based upon the investment type. The fair value of the Company's investments in marketable securities in aggregate was $73 million and $72 million at December 31, 2001 and 2000, respectively. The cost basis of the Company's investments in marketable securities was $69 million and $70 million at December 31, 2001 and 2000, respectively.

Long-Lived Assets

Capitalized Software. Certain direct development costs associated with internal-use software are capitalized within other assets and are amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software over three years beginning when the asset is substantially ready for use.

Research and development costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software over three years beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred.

Amortization of capitalized software development costs was $70 million in 2001, $68 million in 2000 and $63 million in 1999. Gross capitalized software development costs were $252 million and $242 million at December 31, 2001 and 2000, respectively, and accumulated amortization for capitalized software development costs was $144 million and $131 million at December 31, 2001 and 2000, respectively.

Goodwill. Goodwill is included in other assets and is carried at cost less accumulated amortization. Goodwill amortization was computed on a straight-line basis over estimated useful lives ranging from three to 20 years. Goodwill amortization expense recorded in operating expense was $67 million, $33 million and $20 million, in 2001, 2000 and 1999, respectively. Goodwill amortization expense recorded in other expense was $7 million, $6 million and $3 million in 2001, 2000 and 1999, respectively. Accumulated amortization was $127 million and $58 million at December 31, 2001 and 2000, respectively.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" (SFAS 142), NCR will no longer amortize goodwill beginning January 1, 2002. Furthermore, NCR will conduct goodwill impairment analyses at least annually using one or more of the asset impairment tests described in the statement.

Property, Plant and Equipment. Property, plant and equipment, reworkable service parts, and rental equipment are stated at cost less accumulated depreciation. Reworkable service parts are those parts that can be reconditioned and used in installation and ongoing maintenance services and integrated service solutions for NCR's customers. Depreciation is computed over the estimated useful lives of the related assets primarily on the straight-line basis. Buildings are depreciated over 25 to 45 years, machinery and other equipment over three to 10 years and reworkable service parts over three to six years.

Valuation of Long-Lived Assets. Long-lived assets such as property, plant and equipment, goodwill, software and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards No. 133 and No. 138. NCR adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133" (SFAS 138), on January 1, 2001. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or firm commitment, changes in the fair value of the derivative instrument will be offset in the income statement by changes in the hedged item's fair value. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument will generally be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the underlying hedged item. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses recorded in other comprehensive income to that point continue to be deferred and are included in the basis of the underlying transaction. To the extent anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses recognized in earnings in the current period.

On January 1, 2001, NCR recorded net-of-tax, cumulative-effect-type losses of $6 million and $4 million, in accumulated other comprehensive income and net income, respectively, to recognize at fair value all derivative instruments that were designated as hedging instruments.

Statement of Financial Accounting Standards No. 141. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). SFAS 141, which supersedes Accounting Principles Board Opinion No. 16, "Business Combinations" and Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises," requires that all business combinations entered into after the effective date of July 1, 2001, be accounted for by the purchase method. SFAS 141 further defines criteria for recognition of intangible assets apart from goodwill and disclosure requirements for business combinations. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 142. In July 2001, the FASB issued SFAS 142. SFAS 142, which supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," defines new accounting treatment for goodwill and other intangible assets. This standard eliminates the amortization of goodwill and other intangible assets that have indefinite lives. It establishes a requirement that goodwill and other intangible assets with indefinite lives be tested at least annually for impairment, provides specific guidance on such testing, and requires disclosures of information about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, consistent with the requirements of the standard, goodwill and other intangible assets acquired after June 30, 2001 will be immediately subject to the new provisions. In 2002, the Company expects to recognize annual amortization expense savings of approximately $70 million, of which less than $5 million would have been recognized in other expense. The Company is currently evaluating the goodwill asset under the SFAS 142 transitional impairment test and has not yet determined whether there will be an impairment loss. Any transitional impairment loss will be recognized as a change in accounting principle.

Statement of Financial Accounting Standards No. 143. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143, which amends Statement of Financial Accounting Standards No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The objective of SFAS 143 is to provide guidance for legal obligations associated with the retirement of tangible long-lived assets. The retirement obligations included within the scope of this project are those that an entity cannot avoid as a result of either acquisition, construction or normal operation of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 144. In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121) and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business." This statement develops one accounting model (based on the model in SFAS 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. NCR does not expect this standard to have any material impact on the Company's consolidated financial position, results of operations or cash flows.

note 2 business combinations, divestitures and equity investments

During 2001, 2000 and 1999, NCR completed a number of acquisitions accounted for as purchase business combinations. The earnings from the acquired entities were included in NCR's consolidated financial results from the dates of acquisition. Purchase price and related acquisition costs were allocated to the acquired tangible and intangible assets and liabilities based on fair market values, with residual amounts recorded as goodwill. Also, in 2001, 2000 and 1999, NCR completed other investments and sold assets related to portions of its businesses to third parties.

During 2001, NCR acquired two companies that were not individually, or in the aggregate, significant to its financial position, results of operations or cash flows. In 2001, the Company recorded approximately $9 million of integration costs related to acquisitions, which were expensed as incurred ($6 million in cost of revenue and $3 million in selling, general and administrative expenses). Also during 2001, NCR sold its account and item processing outsourcing businesses for approximately $44 million. Unaudited pro forma financial information has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregate basis.

During 2000, NCR completed several acquisitions including 4Front Technologies, Inc. (4Front). The acquisitions resulted in total goodwill of $431 million that was being amortized over various periods of five to ten years, and in-process research and development charges of $25 million. The total amount of stock issued as part of the acquisitions was $64 million. NCR recorded approximately $2 million of integration costs related to acquisitions in 2000, which were expensed as incurred ($1 million in cost of revenue and $1 million in selling, general and administrative expenses). All purchase accounting adjustments for acquisitions completed in 2000 were finalized and included in the 2001 results.

Assuming the acquisition of 4Front had occurred at the beginning of 2000, the unaudited pro forma revenue, net income and net income per common share for the period ended December 31, 2000 would have been:

	2000	
	Pro Forma	Reported
In millions, except per share amounts		
Revenue	$ 6,138	$ 5,959
Net income	147	178
Net income per common share		
Basic	$ 1.55	$ 1.87
Diluted	1.50	1.82

Unaudited pro forma financial information for other acquisitions and divestitures completed in 2000 has not been presented because the effects of the acquisitions and divestitures were not material on either an individual or aggregate basis.

note 3 supplemental financial information

For the year ended December 31 In millions	2001	2000	1999
Other expense (income)			
Interest income	$ (10)	$ (31)	$ (26)
Other gain on assets, net	(23)	(33)	(107)
Fox River provision (see Note 9)	40	2	2
Other, net	37	(21)	(38)
Other expense (income), net	$ 44	$ (83)	$ (169)

At December 31 In millions	2001	2000
Cash, cash equivalents and short-term investments		
Cash and cash equivalents	$ 335	$ 347
Short-term investments	1	10
Total cash, cash equivalents and short-term investments	$ 336	$ 357
Accounts receivable		
Trade	$ 1,093	$ 1,255
Other	87	107
Accounts receivable, gross	1,180	1,362
Less: allowance for doubtful accounts	54	24
Total accounts receivable, net	$ 1,126	$ 1,338
Inventories		
Finished goods, net	$ 198	$ 219
Work in process and raw materials, net	82	69
Total inventories, net	$ 280	$ 288
Other current assets		
Current deferred tax assets	$ 113	$ 123
Other	108	128
Total other current assets	$ 221	$ 251
Reworkable service parts and rental equipment		
Reworkable service parts and rental equipment, gross	$ 462	$ 494
Less: accumulated depreciation	238	276
Total reworkable service parts and rental equipment, net	$ 224	$ 218
Property, plant and equipment		
Land and improvements	$ 88	$ 103
Buildings and improvements	556	641
Machinery and other equipment	1,058	1,107
Property, plant and equipment, gross	1,702	1,851
Less: accumulated depreciation	1,073	1,109
Total property, plant and equipment, net	$ 629	$ 742

note 3 supplemental financial information (continued)

At December 31 In millions	2001	2000
Other assets		
Prepaid pension cost	$ 1,104	$ 932
Goodwill, net	457	532
Other	478	448
Total other assets	$ 2,039	$ 1,912
Other liabilities		
Income taxes	$ 440	$ 525
Other	160	151
Total other liabilities	$ 600	$ 676
Accumulated other comprehensive loss		
Currency translation adjustments	$ (54)	$ (12)
Unrealized gain on securities	3	1
Unrealized gain on derivatives	7	–
Additional minimum pension liability and other	(26)	(32)
Total accumulated other comprehensive loss	$ (70)	$ (43)

note 4 debt obligations

NCR had debt with scheduled maturities of less than one year of $138 million and $96 million at December 31, 2001 and 2000, respectively. The weighted average interest rate for such debt was 3.5% at December 31, 2001 and 7.2% at December 31, 2000. The decrease in the weighted average interest rate reflects the general decline in interest rates and a higher proportion of debt in Japan (which has lower interest rates) in 2001 versus the prior year. NCR had long-term debt and notes totaling $10 million and $11 million at December 31, 2001 and 2000, respectively. These obligations had U.S. dollar equivalent interest rates ranging from 7.3% to 14.0% with scheduled maturity dates from 2004 to 2020. The scheduled maturities of the outstanding long-term debt and notes during the next five years are $3 million in 2004 and the remainder after 2007.

In 1996, NCR entered into a $600 million five-year, unsecured revolving credit facility with a syndicate of financial institutions which was scheduled to mature in November 2001. In October 2001, NCR terminated the $600 million credit facility and entered into a $200 million 364-day unsecured revolving credit facility with a one year term-out option and a $400 million five-year unsecured revolving credit facility, both with a syndicate of financial institutions. The credit facilities contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the credit facilities are based on prevailing market rates. No amounts were outstanding under the facilities as of December 31, 2001, 2000 or 1999.

note 5 income taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	2001	2000	1999
Income (loss) before income taxes and cumulative effect of accounting change			
United States	$ 289	$ 319	$ 264
Foreign	(165)	(44)	(29)
Total income before income taxes and cumulative effect of accounting change	$ 124	$ 275	$ 235

For the years ended December 31, income tax (benefit) expense consisted of the following:

In millions	2001	2000	1999
Income tax (benefit) expense			
Current			
Federal	$ 9	$ 32	$ 24
State and local	2	2	2
Foreign	(119)	31	59
Deferred			
Federal	7	35	(218)
State and local	(4)	3	(14)
Foreign	8	(6)	45
Total income tax (benefit) expense	$ (97)	$ 97	$ (102)

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2001	2000	1999
Income tax expense at the U.S. federal tax rate of 35%	$ 43	$ 96	$ 82
Foreign income tax differential	(147)	(8)	74
U.S. permanent book/tax differences (principally goodwill)	9	6	–
U.S. tax losses and valuation allowance	–	–	(260)
Other, net	(2)	3	2
Total income tax (benefit) expense	$ (97)	$ 97	$ (102)

NCR's tax provisions include a provision for income taxes in those tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. In 2001, the foreign income tax differential included a $138 million income tax benefit realized from the favorable resolution of international income tax issues. In 1999, U.S. tax losses and valuation allowance included the recognition of $232 million of the Company's federal and a portion of its state deferred income tax assets that were previously subject to a valuation allowance.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

In millions	2001	2000
Deferred income tax assets		
Employee pensions and other benefits	$ 37	$ 110
Other balance sheet reserves and allowances	150	170
Tax loss and credit carryforwards	343	445
Capitalized research and development	120	–
Property, plant and equipment	46	29
Other	94	90
Total deferred income tax assets	790	844
Valuation allowance	(281)	(304)
Net deferred income tax assets	509	540
Deferred income tax liabilities		
Property, plant and equipment	32	72
Employee pensions and other benefits	245	164
Taxes on undistributed earnings of foreign subsidiaries	–	58
Other	41	63
Total deferred income tax liabilities	318	357
Total net deferred income tax assets	$ 191	$ 183

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from those assets. The valuation allowance covers deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. As of December 31, 2001, NCR had U.S. federal and foreign tax loss carryforwards of approximately $411 million. The tax loss carryforwards subject to expiration will expire in the years 2002 through 2020.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $565 million and $568 million of undistributed earnings of its foreign subsidiaries as of December 31, 2001 and 2000, respectively, because such earnings are intended to be reinvested indefinitely.

The income tax (benefit) expense related to other comprehensive income for 2001, 2000 and 1999 was $(15) million, $(48) million and $5 million, respectively.

note 6 stock compensation plans, purchases of company common stock and put options

Stock Compensation Plans

The NCR Management Stock Plan provides for the grant of several different forms of stock-based benefits, including stock options, stock appreciation rights, restricted stock awards, performance awards, other stock unit awards and other rights, and interests or options relating to shares of NCR common stock to employees and non-employee directors. Stock options are generally granted at the fair market value of the common stock at the date of grant, generally have a ten-year term and vest within three years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period. Options to purchase common stock may be granted under the authority of the Board of Directors. Option terms as determined by the Compensation Committee of the Board of Directors will not exceed ten years, as consistent with the Internal Revenue Code. The plan was adopted by the Board of Directors, with stockholder approval, effective January 1, 1997. The plan contains an evergreen provision that initially authorized and made available for grant 5.6% of the outstanding shares as of January 1, 1997, as well as sufficient shares to replace all outstanding awards held by active NCR employees for shares of AT&T Corp. (AT&T) stock. Thereafter, the number of shares authorized under the plan increases each calendar year by 4% of the outstanding shares on the first day of the year for the 10-year term of the plan without the need for additional Board approval. The number of shares of common stock authorized and available for grant under this plan were approximately 21 million and 6 million, respectively, at December 31, 2001.

NCR adopted the WorldShares Plan effective as of December 31, 1996, the date AT&T distributed to its stockholders all of its interest in NCR on the basis of one share of NCR common stock for each 16 shares of AT&T common stock (the Distribution). The plan provided for the grant of nonstatutory stock options to substantially all NCR employees at the time of the Distribution. NCR provided each participant with an option to purchase shares of NCR common stock with an aggregate market value of $3,000 as of the Distribution date. Such options had an exercise price of $33.44, equal to the market value of NCR common stock on January 2, 1997, and had a five-year expiration period. Subject to certain conditions, participants became fully vested and able to exercise their options January 2, 1998. The WorldShares Plan terminated on January 2, 2002, and all unexercised options expired.

A summary of stock option activity under the NCR Management Stock Plan and the WorldShares Plan follows (shares in thousands):

	2001		2000		1999	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	**15,915**	**$ 36.52**	14,577	$ 35.22	12,906	$ 33.13
Granted	**3,598**	**43.89**	4,491	38.50	3,967	40.64
Exercised	**(2,481)**	**32.73**	(2,327)	32.07	(1,631)	31.36
Canceled	**(864)**	**38.41**	(593)	37.44	(504)	36.47
Expired	**(649)**	**34.10**	(233)	34.26	(161)	33.27
Outstanding at end of year	**15,519**	**$ 38.87**	15,915	$ 36.52	14,577	$ 35.22

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

Range of Exercise Price	Stock Options Outstanding Shares	Stock Options Outstanding Weighted Average Remaining Contractual Life	Stock Options Outstanding Weighted Average Exercise Price	Stock Options Exercisable Shares	Stock Options Exercisable Weighted Average Exercise Price
$5.92 to $14.51	2	0.16 years	$ 9.68	2	$ 9.68
$15.28 to $29.72	248	4.83 years	26.39	223	26.15
$30.31 to $51.63	15,269	6.90 years	39.07	8,065	36.94
Total	15,519		$ 38.87	8,290	$ 36.64

There were approximately 8.4 million stock options with a weighted average exercise price of $34.67 exercisable at December 31, 2000. At December 31, 1999, there were approximately 8.2 million stock options exercisable with a weighted average exercise price of $33.31.

NCR accounts for its stock-based compensation plans using the intrinsic value-based method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Compensation cost charged against income for NCR's stock-based plans was not material in 2001, 2000 and 1999. If NCR recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income and net income per diluted share for the years ended December 31 would have been as follows:

In millions, except per share amounts	2001	2000	1999
Net income			
As reported	$ 217	$ 178	$ 337
Pro forma	177	140	309
Net income per diluted share			
As reported	$ 2.18	$ 1.82	$ 3.35
Pro forma	1.78	1.43	3.07

The pro forma amounts calculated are not necessarily indicative of the effects on net income and net income per diluted share in future years. The pro forma net income and net income per diluted share for all periods presented were computed using the fair value of options as calculated using the Black-Scholes option-pricing method. The following weighted average assumptions were used for the years ended December 31:

	2001	2000	1999
Dividend yield	–	–	–
Risk-free interest rate	4.86%	6.41%	4.97%
Expected volatility	40.00%	40.00%	40.00%
Expected holding period (years)	4.9	5.0	5.0

The weighted average fair value of NCR stock options calculated using the Black-Scholes option-pricing model for options granted during the years ended December 31, 2001, 2000 and 1999 was $18.53, $17.42 and $17.39 per share, respectively.

The NCR Employee Stock Purchase Plan enables eligible employees to purchase NCR's common stock at 85% of the average market price at the end of the last trading day of each month. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. During 2001, 2000 and 1999, employees purchased approximately 700 thousand, 800 thousand and 900 thousand shares, respectively, of NCR common stock for approximately $25 million, $27 million and $30 million, respectively. The number of shares authorized and available for grant under this plan at December 31, 2001 were approximately 8 million and 4 million, respectively.

Purchase of Company Common Stock

On December 8, 2000, NCR's Board of Directors approved a share repurchase program authorizing the systematic repurchase of shares of Company common stock to offset the dilutive effect of the employee stock plans. The systematic repurchase program is funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of options. Stock will be repurchased periodically on an ongoing basis in the open market or through privately negotiated transactions at management's discretion. The repurchased shares are added to NCR's authorized, but unissued shares. During 2001, NCR committed approximately $46 million to the repurchase of approximately 1.2 million shares under this program at an average price per share of $38.12. In 2000, NCR committed approximately $88 million to the repurchase of approximately 1.8 million shares under this program at an average price per share of $48.75. This program is expected to continue in 2002.

Under a separate share repurchase program, the Board of Directors on April 15, 1999 and October 21, 1999 authorized $500 million for share repurchases. As of December 31, 2001, the Company had purchased approximately $319 million of the total $500 million authorized. No shares were repurchased under this program in 2001. During 2000, approximately 1.1 million shares were repurchased under this program at an average cost of $34.04 per share.

Put Options

From time to time, the Company sells put options that entitle the holder of each option to sell to the Company, by physical delivery, shares of common stock at a specified price. In a single private placement during the third quarter of 2001, the Company sold put options for 400 thousand shares of common stock. These put options were designated as part of the repurchase program approved by NCR's Board of Directors on December 8, 2000. Of these 400 thousand options, 250 thousand were retired prior to the exercise date. The remaining 150 thousand were eventually exercised at an average price of $37.00. There were no put options outstanding at December 31, 2001. During 2000, in a series of private placements, the Company sold put options for 2.0 million shares of common stock. Of these 2.0 million options, 1.6 million expired unexercised during 2000 and 400 thousand were exercised during the third quarter of 2000 at an average price of $37.00 per share. In a single private placement during the fourth quarter of 1999, the Company sold put options for 400 thousand shares of common stock. These put options expired unexercised in the first quarter of 2000. The put option obligations had no significant effect on diluted earnings per share for the periods presented. NCR received net premiums related to Company put options of approximately $1 million and $5 million in 2001 and 2000, respectively.

The put option activity is summarized as follows:

	Put Options Outstanding	
In millions	Number of Options	Potential Obligation
December 31, 1999	0.4	$ 13.1
Sales	2.0	73.0
Exercises/Retirements	(0.4)	(14.8)
Expirations	(2.0)	(71.3)
December 31, 2000	–	$ –
Sales	0.4	14.8
Exercises/Retirements	(0.4)	(14.8)
December 31, 2001	–	$ –

At December 31, 1999, the amount related to the Company's potential repurchase obligation of approximately $13 million was reclassified from stockholders' equity to put options.

note 7 employee benefit plans

Pension and Postretirement Plans

NCR sponsors defined benefit plans for substantially all U.S. employees and the majority of international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the United States, the benefits are based on a fixed dollar amount per year of service. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments and cash or cash equivalents.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension and postretirement benefit plans were:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
In millions				
Change in benefit obligation				
Benefit obligation at January 1	$ 3,593	$ 3,462	$ 332	$ 326
Gross service cost	78	81	1	1
Interest cost	234	234	25	24
Amendments	3	52	–	(2)
Actuarial loss	12	99	31	21
Benefits paid	(240)	(245)	(42)	(38)
Currency translation adjustments	(57)	(93)	–	–
Other	(2)	3	–	–
Benefit obligation at December 31	$ 3,621	$ 3,593	$ 347	$ 332

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plan follows:

	Pension Benefits	
	2001	2000
In millions		
Change in plan assets		
Fair value of plan assets at January 1	$ 4,540	$ 4,707
Actual return on plan assets	(528)	120
Company contributions	59	62
Benefits paid	(240)	(245)
Currency translation adjustments	(51)	(108)
Other	(5)	4
Fair value of plan assets at December 31	$ 3,775	$ 4,540

Accrued pension and postretirement benefit assets (liabilities) included in NCR's consolidated balance sheets at December 31 were:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
In millions				
Reconciliation to balance sheet				
Funded status	$ 154	$ 947	$ (347)	$ (332)
Unrecognized net loss (gain)	600	(380)	40	6
Unrecognized prior service cost (benefit)	45	66	(26)	(36)
Unrecognized transition asset	(5)	(25)	–	–
Net amount recognized	$ 794	$ 608	$ (333)	$ (362)
Total recognized amounts consist of:				
Prepaid benefit cost	$ 1,104	$ 932	$ –	$ –
Accrued benefit liability	(343)	(366)	(333)	(362)
Intangible asset	3	4	–	–
Accumulated other comprehensive income	30	38	–	–
Net amount recognized	$ 794	$ 608	$ (333)	$ (362)

The weighted average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
In millions						
Discount rate	6.9%	7.0%	7.0%	7.3%	7.5%	7.5%
Expected return on plan assets	9.8%	10.0%	10.0%	–	–	–
Rate of compensation increase	4.2%	4.2%	4.1%	4.3%	4.3%	4.3%

For postretirement benefit measurement purposes, NCR assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.0% and 6.0%, pre-65 and post-65, respectively, in 2001 to 5.0% by the year 2006. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

In millions	1% Increase	1% Decrease
2001 service cost and interest cost	$ 2	$ (2)
Postretirement benefit obligation at December 31, 2001	20	(19)

The net periodic benefit (income) cost for the plans for the years ended December 31 follows:

	Pension Benefits			Postretirement Benefits		
In millions	2001	2000	1999	2001	2000	1999
Net service cost	$ 77	$ 78	$ 78	$ 1	$ 1	$ 1
Interest cost	234	234	225	25	24	23
Expected return on plan assets	(431)	(414)	(360)	–	–	–
Settlement charge (credit)	15	(8)	–	–	–	–
Amortization of:						
Transition asset	(20)	(21)	(22)	–	–	–
Prior service cost	22	23	16	(13)	(12)	(12)
Actuarial (gain) loss	(21)	(16)	3	–	–	–
Net benefit (income) cost	$ (124)	$ (124)	$ (60)	$ 13	$ 13	$ 12

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value were $439 million, $378 million and $39 million, respectively, at December 31, 2001, and $483 million, $408 million and $46 million, respectively, at December 31, 2000.

In 1996, NCR entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) concerning the provision by NCR of additional support for its domestic defined benefit pension plans. Under this agreement, among other terms and conditions, NCR agreed to provide security interests in support of such plans as collateral with an aggregate value (calculated by applying specified discounts to market value) of $84 million. This collateral is comprised of certain domestic real estate. NCR does not believe that its agreement with the PBGC will have a material effect on its financial condition, results of operations or cash flows.

Savings Plans

All U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under these plans was approximately $28 million in each of 2001, 2000 and 1999.

Other Postemployment Benefits

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of health care benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

note 8 financial instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. These instruments primarily consist of foreign exchange forward contracts and options that are used to reduce the Company's exposure to changes in currency exchange rates. Derivatives used as a part of NCR's risk management strategy, which are designated at inception as cash-flow hedges, are measured for effectiveness both at inception, and on an ongoing basis, with gains or losses deferred in other comprehensive income until the underlying hedged transaction is realized, canceled or otherwise terminated. The forward contracts and options generally mature within 12 months. The majority of NCR's foreign exchange forward contracts were to exchange pounds, euro and yen.

NCR may also hedge certain foreign currency transactions of a long-term investment nature with the resulting gains and losses recorded in the currency translation adjustment component of stockholders' equity. Foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash-flow hedges, are recognized in the determination of income as exchange rates change.

Letters of Credit

Letters of credit are purchased guarantees that ensure NCR's performance or payment to third parties in accordance with specified terms and conditions. Letters of credit may expire without being drawn upon. Therefore, the total notional or contract amounts do not necessarily represent future cash flows.

Fair Value of Financial Instruments

The fair values of debt and foreign exchange contracts are based on market quotes of similar instruments. The fair values of letters of credit are based on fees charged for similar agreements. The table below presents the fair value, carrying value and notional amount of foreign exchange contracts, debt and letters of credit at December 31, 2001 and 2000. The notional amounts represent agreed-upon amounts on which calculations of dollars to be exchanged are based, and are an indication of the extent of NCR's involvement in such instruments. These notional amounts do not represent amounts exchanged by the parties and, therefore, are not a measure of the instruments.

	Contract	Carrying Amount		Fair Value	
	Notional Amount	Asset	Liability	Asset	Liability
In millions					
2001					
Foreign exchange forward contracts	$ 881	$ 15	$ 3	$ 15	$ 3
Foreign currency options	132	–	1	–	1
Debt	–	–	148	–	149
Letters of credit	50	–	–	–	–
2000					
Foreign exchange forward contracts	$ 886	$ 30	$ 39	$ 33	$ 44
Foreign currency options	275	15	1	15	1
Debt	–	–	107	–	108
Letters of credit	50	–	–	–	–

Fair values of financial instruments represent estimates of possible value that may not be realized in the future.

Concentration of Credit Risk

NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, short-term investments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. Moreover, the recent downturn in the U.S. economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. However, management believes that the reserves for potential losses are adequate. At December 31, 2001 and 2000, NCR did not have any major concentration of credit risk related to financial instruments.

In the first quarter of 2001, NCR recorded a $40 million charge ($39 million in selling, general and administrative expenses and $1 million in other expense) related to the provision for loans and receivables with Credit Card Center (CCC), a distributor of ATM equipment in the U.S. small retailer marketplace.

Contingencies

In the normal course of business, NCR is subject to various regulations, proceedings, lawsuits, claims and other matters, including actions under laws and regulations related to the environment and health and safety, among others. NCR believes the amounts provided in its consolidated financial statements, as prescribed by generally accepted accounting principles, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to discharge alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, financial condition or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2001 cannot currently be reasonably determined.

Environmental Matters

NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site cleanup costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act (FWPCA) and comparable state statutes, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended, and comparable state statutes.

Various federal agencies, Native American tribes and the State of Wisconsin (Claimants) consider NCR to be a PRP under the FWPCA and CERCLA for alleged natural resource damages (NRD) and remediation liability with respect to the Fox River and Green Bay (Fox River site) due to, among other things, sediment contamination allegedly resulting in part from NCR's former carbonless paper manufacturing in Wisconsin. Claimants have also notified a number of other paper manufacturing companies of their status as PRPs resulting from their ongoing or former paper manufacturing operations in the Fox River Valley, and Claimants have entered into a Memorandum of Agreement among themselves to coordinate their actions, including the assertion of claims against the PRPs. Additionally, the federal NRD Claimants have notified NCR and the other PRPs of their intent to commence a NRD lawsuit, but have not as yet instituted litigation. In addition, one of the Claimants, the U.S. Environmental Protection Agency (USEPA), has formally proposed the Fox River site for inclusion on the CERCLA National Priorities List, but no action has yet been taken on this proposal. During the fourth quarter of 2000, the federal Claimants released a proposed Restoration and Compensation Determination Plan (RCDP). The range of damages in the proposed RCDP is from $176 million to $333 million.

On October 2, 2001, the Wisconsin Department of Natural Resources (WDNR) and USEPA Region 5 made available for public review a Proposed Remedial Action Plan (PRAP) for the Fox River site, along with a revised draft remedial investigation and feasibility study (RI/FS) and related documents. The PRAP segregates the Fox River into four segments and includes a fifth segment for Green Bay, describes the various remedial alternatives that were considered for the cleanup of each segment and then selects a proposed alternative. The proposed alternative in the PRAP is to dredge a total of approximately 7,250,500 cubic yards of sediment from three segments of the Fox River site, dispose of the dredged sediment in local landfills after treatment, and utilize monitored natural recovery for the other Fox River segment and for the Green Bay segment, at a total estimated cost of approximately $370 million, including a 20% contingency. (The range of estimated costs for other Fox River alternatives considered and rejected was between approximately $18 million and $1,096 million and the range of estimated costs for other Green Bay alternatives considered and rejected was between approximately $18 million and $2,454 million, all exclusive of contingencies; the latter number consists mainly of the cost of dredging the Green Bay, an action that has been characterized by WDNR as infeasible.) While NCR plans to continue to review the PRAP, RI/FS and related documents, including the cost estimates, and filed comments with the agencies on January 21, 2002, NCR recorded a $40 million environmental provision during the third quarter of 2001 based on the PRAP.

NCR, in conjunction with the other PRPs, has developed a substantial body of evidence that may demonstrate that eventual selection of alternatives involving river-wide restoration/remediation, particularly massive dredging, would be inappropriate and unnecessary. There is ongoing debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage large areas of contaminated sediments, and NCR believes there is a high degree of uncertainty about the appropriate scope of alternatives that may ultimately be required by Claimants. NCR's ultimate share of restoration/remediation and damages liability cannot be determined at this time, except by reference to a range of potential outcomes, due to uncertainties with respect to: the scope and cost of the potential alternatives; the outcome of further federal and state NRD assessments; the amount of NCR's share of such restoration/remediation expenses; the timing of any restoration/remediation; the evolving nature of restoration/remediation technologies and governmental policies; the contributions from other parties; and the recoveries from insurance carriers and other indemnitors. NCR believes the other currently named PRPs would be required and are presently able to pay their respective shares toward restoration and remediation, and that there are additional parties, some of which have substantial resources, that may also be liable. Further, in 1978 NCR sold the business to which the claims apply, and NCR and the buyer, Appleton Papers Inc. (API), have reached an interim settlement agreement under which the parties are sharing both defense and liability costs.

Last year, NCR and API entered into an Interim Settlement with the Claimants, which was recently approved by the federal court in Wisconsin. The key terms of the Interim Settlement are as follows: (a) API/NCR will provide funds to the Claimants totaling $10.375 million per year over a four-year period for remediation or natural resource restoration activities at the Fox River site; (b) the Claimants will not initiate an enforcement action (including natural resource damage actions or administrative orders) against API or NCR during the four-year period; and (c) before the term of the Interim Settlement expires, the Claimants and API/NCR will engage in settlement discussions regarding all claims against API/NCR at the Fox River site.

Given the numerous uncertainties regarding the cost estimates for remediation and restoration of the Fox River site and the factors bearing upon NCR's share of those costs, NCR's potential liability falls within a range as to which no amount in the range is a better estimate than any other, and even then it is not possible to estimate the high end of the range. It is possible that NCR's exposure for costs could be higher than the low end of the range, but an estimate of those amounts cannot be made. Also, a portion of NCR's potential liability at the site under CERCLA may be joint and several. If, in the future, one or more of the other PRPs described above were to become insolvent or unable to pay their respective shares, NCR could be responsible for a portion of such shares.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site where the estimated costs are taken directly from the above-described PRAP), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required remedial and restoration actions. Accruals are adjusted as further information develops or circumstances change. Management expects that the amounts accrued from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amounts of such liabilities (except for the Fox River site where the PRAP estimates certain long-term costs at net present worth), without deductions for insurance or third-party indemnity claims. Except for the sharing arrangement described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts would be reflected as receivables in the consolidated financial statements.

Leases

NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses. Future minimum lease payments under non-cancelable leases as of December 31, 2001 were:

In millions	2002	2003	2004	2005	2006	Later Years	Total
Operating leases	$ 59	$ 51	$ 41	$ 30	$ 25	$ 128	$ 334

Total rental expense for operating leases was $81 million, $83 million and $99 million in 2001, 2000 and 1999, respectively.

note 10 segment information and concentrations

Operating Segment Information

NCR assesses performance and allocates resources based principally on its three key solutions: Data Warehousing, Financial Self Service and Retail Store Automation. Each solution combines hardware, software, professional consulting services, customer support services, and third party applications and technologies. For reporting purposes, NCR categorizes its operations into six reportable segments: the three key solutions, Systemedia, Payment and Imaging solutions, and Other.

Designed to help businesses gain insight into consumers' activities and choices, asset use, and operations and financial results, Data Warehousing solutions provide the hardware, software and related services necessary to transform large volumes of data into knowledge. NCR's Data Warehousing solutions serve a multitude of industries including retail, financial, telecommunications, transportation, insurance, utilities and electronic commerce, as well as consumer manufacturing and government entities. The Company's Financial Self Service solutions offer a complete line of ATM hardware and software, and related services, enabling businesses to reduce costs, generate new revenue streams and build customer loyalty. Financial Self Service solutions primarily serve the financial services industry, with particular focus on retail banking. NCR's Retail Store Automation solutions are designed to improve selling productivity and checkout processes, and increase service levels. Primarily serving the retail industry, Retail Store Automation solutions deliver traditional point-of-sale, web-enabled kiosk, self-checkout and electronic shelf label solutions. Systemedia develops, produces and markets a complete line of consumable media products. The Company's Payment and Imaging solutions are designed to digitally capture, process and retain item-based transactions, thereby helping businesses reduce operating costs and increase efficiency. Payment and Imaging solutions primarily serve the financial services industry. NCR's Other segment accumulates the revenue and operating income from individually insignificant and dissimilar businesses, as well as unallocated corporate expenses.

The following tables present revenue and operating income by segment for the years ended December 31:

In millions	2001	2000	1999
Revenue			
Data Warehousing	$ 1,149	$ 1,134	$ 900
Financial Self Service	1,615	1,511	1,565
Retail Store Automation	1,272	1,359	1,435
Systemedia	503	502	506
Payment and Imaging	301	304	324
Other	1,077	1,149	1,466
Consolidated revenue	$ 5,917	$ 5,959	$ 6,196
Operating income (loss)			
Data Warehousing	$ (32)	$ (34)	$ (142)
Financial Self Service	249	201	224
Retail Store Automation	4	(17)	20
Systemedia	9	15	30
Payment and Imaging	44	42	17
Other	(40)	63	54
Adjustments to reconcile operating income (loss) to GAAP[1]	(48)	(65)	(125)
Consolidated operating income	$ 186	$ 205	$ 78

[1] In 2001, adjustments to reconcile operating income (loss) include the provision for loans and receivables related to Credit Card Center ($39 million in Financial Self Service) and integration charges related to acquisitions ($1 million in Systemedia and $8 million in Other). In 2000, adjustments to reconcile operating income (loss) include in-process research and development charges related to acquisitions ($20 million in Data Warehousing and $5 million in Retail Store Automation), integration charges related to acquisitions ($2 million in Other) and restructuring and other related charges ($38 million not directly attributable to any reportable segment). In 1999, adjustments to reconcile operating income (loss) include restructuring and other related charges ($125 million not directly attributable to any reportable segment).

The assets attributable to NCR's segments consist primarily of accounts receivable, inventories, manufacturing assets, capitalized software and goodwill dedicated to a specific solution. Assets not attributable to segments consist primarily of fixed assets not dedicated to a specific segment, deferred tax assets, prepaid pension costs, cash, cash equivalents and short-term investments. Segment assets at December 31 were:

In millions	2001	2000	1999
Segment assets			
Data Warehousing	$ 523	$ 525	$ 325
Financial Self Service	536	589	543
Retail Store Automation	377	460	409
Systemedia	186	200	191
Payment and Imaging	78	87	81
Other	610	717	454
Segment assets	2,310	2,578	2,003
Assets not attributable to segments	2,545	2,528	2,892
Consolidated assets	$ 4,855	$ 5,106	$ 4,895

Revenues are attributed to geographic areas/countries based principally upon the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2001	2000	1999
Revenue by geographic area			
United States	$ 2,550	$ 2,707	$ 2,655
Americas (excluding United States)	459	432	533
Europe/Middle East/Africa	1,788	1,681	1,941
Japan	504	576	612
Asia/Pacific (excluding Japan)	616	563	455
Consolidated revenue	$ 5,917	$ 5,959	$ 6,196

The following table presents certain long-lived assets, primarily composed of property, plant and equipment, prepaid pension, capitalized software and goodwill by country at December 31:

In millions	2001	2000	1999
Long-lived assets			
United States	$ 1,251	$ 1,279	$ 1,094
Japan	201	228	274
All other countries	1,074	1,105	741
Consolidated long-lived assets	$ 2,526	$ 2,612	$ 2,109

Concentrations

No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2001, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse impact on NCR's operations. NCR also does not have a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse impact on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial databases and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse impact on NCR's operations.

note 11 quarterly information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth	Total
2001					
Total revenues	$ 1,376	$ 1,499	$ 1,442	$ 1,600	$ 5,917
Gross margin	410	463	408	513	1,794
Operating income (loss)	(19)	59	35	111	186
Net income (loss)	117	35	(6)	71	217
Net income (loss) per share:					
Basic	$ 1.22	$ 0.36	$ (0.07)	$ 0.73	$ 2.25
Diluted	1.18	0.35	(0.07)	0.72	2.18
2000					
Total revenues	$ 1,255	$ 1,448	$ 1,464	$ 1,792	$ 5,959
Gross margin	358	470	463	576	1,867
Operating income (loss)	(18)	43	67	113	205
Net income (loss)	(5)	39	54	90	178
Net income (loss) per share:					
Basic	$ (0.05)	$ 0.41	$ 0.57	$ 0.93	$ 1.87
Diluted	(0.05)	0.39	0.55	0.90	1.82

SELECTED FINANCIAL DATA

For the year ended December 31 Dollars in millions, except per share amounts	2001[1]	2000[2]	1999[3]	1998[4]	1997
Revenue	$ 5,917	$ 5,959	$ 6,196	$ 6,505	$ 6,589
Income (loss) from operations	186	205	78	102	(19)
Other expense (income), net	62	(70)	(157)	(110)	(46)
Income tax (benefit) expense	(97)	97	(102)	90	20
Net income	217	178	337	122	7
Net income per common share					
Basic	$ 2.25	$ 1.87	$ 3.45	$ 1.21	$ 0.07
Diluted	2.18	1.82	3.35	1.20	0.07

At December 31					
Total assets	$ 4,855	$ 5,106	$ 4,895	$ 4,892	$ 5,376
Debt	148	107	77	83	94
Stockholders' equity	2,027	1,758	1,596	1,447	1,353
Cash dividends	–	–	–	–	–
Number of employees and contractors	31,400	32,900	32,800	33,100	38,300

[1] Income from operations for 2001 includes a $39 million provision for loans and receivables with Credit Card Center (CCC) and $9 million of integration costs related to acquisitions (see Notes 2 and 8 of Notes to Consolidated Financial Statements). Net income for 2001 includes the after-tax impacts of a $39 million provision for loans and receivables with CCC, $9 million of integration costs related to acquisitions, $40 million for a charge associated with an environmental matter, a $1 million provision for interest receivables with CCC, a $138 million tax benefit from the resolution of international income tax issues and $4 million cumulative effect of adopting Statement of Financial Accounting Standards No. 133 (see Notes 1, 2, 5, 8 and 9 of Notes to Consolidated Financial Statements). Excluding these items, the 2001 income from operations, net income and net income per common share (diluted) would have been $234 million, $142 million and $1.43, respectively.

[2] Income from operations for 2000 includes $38 million for restructuring and other related charges, $25 million for in-process research and development charges related to acquisitions, and $2 million for integration costs related to acquisitions (see Notes 1 and 2 of Notes to Consolidated Financial Statements). Excluding these items, the 2000 income from operations, net income and net income per common share (diluted) would have been $270 million, $229 million and $2.34, respectively.

[3] Income from operations for 1999 includes $125 million for restructuring and other related charges (see Note 1 of Notes to Consolidated Financial Statements). Net income for 1999 includes the after-tax impacts of $125 million for restructuring and other related charges, $98 million of gains from significant asset dispositions and $232 million of favorable impact from a tax valuation allowance release (see Notes 1 and 5 of Notes to Consolidated Financial Statements). Excluding these items, the 1999 income from operations, net income and net income per common share (diluted) would have been $203 million, $162 million and $1.61, respectively.

[4] Income from operations for 1998 includes a $50 million non-recurring pension charge. Net income for 1998 includes the after-tax impacts of $50 million for a non-recurring pension charge and a $55 million significant gain from an asset disposition. Excluding these items, the 1998 income from operations, net income and net income per common share (diluted) would have been $152 million, $119 million and $1.17, respectively.

STOCKHOLDER INFORMATION

annual meeting

Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:30 a.m. on April 24, 2002, to be held at:

NCR Auditorium, World Headquarters Building
1700 S. Patterson Blvd.
Dayton, OH 45479

stockholder inquiries

Inquiries concerning stockholder accounts should be directed to:

NCR Corporation
c/o American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

800-NCR-2303 (800-627-2303)
718-921-8200 (Outside the U.S. & Canada)

Account information can also be obtained via e-mail at info@amstock.com, or by visiting NCR's stock transfer agent's web site at http://www.amstock.com.

Information regarding NCR's Direct Stock Purchase/Sell Program can be obtained by calling:

American Stock Transfer & Trust Co.
877-253-6852 (toll-free)
718-921-8200 (Outside the U.S. & Canada)

common stock information

NCR common stock is listed on the New York Stock Exchange and trades under the symbol NCR. The following table presents the high and low per-share sales prices for NCR stock for each quarter of 2001 and 2000 as well as the per-share closing sales price on the last trading day of each quarter:

2001	High	Low	Close
1st Quarter	$ 49.70	$ 37.50	$ 39.03
2nd Quarter	50.00	35.27	47.00
3rd Quarter	48.65	28.93	29.65
4th Quarter	39.50	28.59	36.86

2000	High	Low	Close
1st Quarter	$ 47.00	$ 32.94	$ 40.13
2nd Quarter	44.63	34.75	38.94
3rd Quarter	41.31	32.38	37.69
4th Quarter	53.69	37.69	49.13

At December 31, 2001, there were 97,428,769 shares of NCR common stock outstanding. NCR has not paid cash dividends on its outstanding common stock to date and does not anticipate the payment of cash dividends on its common stock in the foreseeable future.

investor relations

Investor Relations inquiries and requests for NCR's Form 10-K, which is filed with the Securities and Exchange Commission, annual report and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
1700 S. Patterson Blvd.
Dayton, OH 45479

937-445-5905
investor.relations@ncr.com
http://www.ncr.com/investors/invest_rel.htm

If you are a stockholder of record and would like to receive NCR's future annual reports and proxy statements electronically via the Internet, please visit www.investpower.com. Click on "Enroll to receive mailings via e-mail." Please provide NCR's company number and your account number, both of which are printed on the front of your proxy card. If you hold your NCR common stock through a nominee (such as a bank or broker), please check with your nominee regarding the availability of this option.

NCR EXECUTIVE OFFICERS

Lars Nyberg*	Chairman of the Board and Chief Executive Officer
Mark Hurd*	President, and Chief Operating Officer, Teradata Division
Howard Lance*	President, and Chief Operating Officer, Retail and Financial Group
Earl Shanks*	Senior Vice President and Chief Financial Officer
Wilbert Buiter	Senior Vice President, Human Resources
Gerald Gagliardi	Senior Vice President, Worldwide Customer Services Division
Jonathan Hoak	Senior Vice President and General Counsel
Mark Quinlan	Vice President, Systemedia Division
Mohsen Sohi	Senior Vice President, Retail Solutions Division
Keith Taylor	Senior Vice President, Financial Solutions Division

*Member of NCR Executive Committee










NCR BOARD OF DIRECTORS

Lars Nyberg

Chairman of the Board and Chief Executive Officer Lars Nyberg joined NCR in 1995. Prior to coming to NCR, he held a number of positions with Philips Electronics NV, including Chairman and CEO of its Communications Division and the head of its Computer Division, where he led a turnaround of Philips' computer business.

David Holmes

David Holmes was Chairman of The Reynolds and Reynolds Company from 1990 to January 1, 2002. Mr. Holmes also served as its Chief Executive Officer from 1989 until November 2000, and its President from 1989 to 1999. He joined Reynolds and Reynolds in 1984 as Senior Vice President of its Computer Systems Division.

Linda Fayne Levinson

Linda Fayne Levinson has been a partner with GRP Partners, a private equity investment fund, since 1997. From 1994 to 1999, she also was President of Fayne Levinson Associates, an independent consulting firm. Prior to 1994, Ms. Levinson held executive and management positions with a number of companies.

James Long

On December 31, 1999, James Long retired as Executive Vice President of Nortel Networks Corporation and President of its Enterprise Networks business, positions he had held since 1996 and 1998, respectively. Prior to 1998, he served as President of Nortel World Trade, Group Executive for Asia and Corporate Vice President of Quality. Before joining Nortel, he spent 25 years with IBM Corporation in a variety of sales, marketing and management capacities.

Ronald Mitsch

Ronald Mitsch was the Vice Chairman of the Board for Minnesota Mining and Manufacturing Company (3M) from 1995 until November 1998, and its Executive Vice President, Industrial and Consumer Markets and Corporate Services, from 1991 to 1998. Dr. Mitsch joined 3M in 1960 and held a variety of technical, research and management positions.

C.K. Prahalad

C.K. Prahalad has been the Chairman of PRAJA, Inc., a software company located in San Diego, California, since May 2000. Mr. Prahalad is on a two-year leave of absence from the University of Michigan, where he is the Harvey Freuhauf Professor of Business Administration. Mr. Prahalad is a specialist in corporate strategy and the role of top management in large, diversified, multi-national companies. Since completing his D.B.A. at Harvard University, he has been a visiting research fellow at Harvard, a professor at the Indian Institute of Management, and a visiting professor at the European Institute of Business Administration.

James Robbins

Since 1994, James Robbins has served as President and Chief Executive Officer of Cox Communications, Inc. He was President of the Cable Division of Cox Enterprises, Inc. from 1985 to 1994. Prior to joining Cox in 1983, he worked for Continental Cablevision and Viacom Communications, Inc.

William Stavropoulos

William Stavropoulos is Chairman of the Board of Directors and Chairman of the Executive Committee of The Dow Chemical Company. From 1995 until November 2000, he also was the President and Chief Executive Officer of Dow Chemical. He joined Dow Chemical in 1967 and assumed his current duties in 1995.

NCR

NCR Corporation 1700 S. Patterson Blvd. Dayton, Ohio 45479

MC2466